 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 27, 1995

                                                      REGISTRATION NO. 33-69734
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                            AMENDMENT NO. 2 TO

                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------
                      KULICKE AND SOFFA INDUSTRIES, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                               ----------------
             PENNSYLVANIA                            23-1498399
    (STATE OR OTHER JURISDICTION OF        (I.R.S. EMPLOYER IDENTIFICATION
    INCORPORATION OF ORGANIZATION)                     NUMBER)
                             2101 BLAIR MILL ROAD
                       WILLOW GROVE, PENNSYLVANIA 19090
                                (215) 784-6000
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ----------------
                               C. SCOTT KULICKE
                      KULICKE AND SOFFA INDUSTRIES, INC.
                             2101 BLAIR MILL ROAD
                       WILLOW GROVE, PENNSYLVANIA 19090
                                (215) 784-6000
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                  COPIES TO:
      JOHN C. BENNETT, JR., ESQ.               JEFFREY D. SAPER, ESQ.
         SCOTT A. BLANK, ESQ.                   HARRY K. PLANT, ESQ.
        DRINKER BIDDLE & REATH                 FELIX P. PHILLIPS, ESQ.
    1100 PHILADELPHIA NATIONAL BANK      WILSON, SONSINI, GOODRICH & ROSATI,
               BUILDING                                 P.C.
         1345 CHESTNUT STREET                    650 PAGE MILL ROAD
 PHILADELPHIA, PENNSYLVANIA 19107-3496    PALO ALTO, CALIFORNIA 94304-1050
            (215) 988-2700                         (415) 493-9300
                               ----------------
  Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective and the Underwriting Agreement is executed.

  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE
-------------------------------------------------------------------------------
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
                                                                 TOTAL
                                               PROPOSED         PROPOSED
                                 TOTAL         MAXIMUM          MAXIMUM        AMOUNT OF
  TITLE OF EACH CLASS OF         AMOUNT     OFFERING PRICE     AGGREGATE      REGISTRATION
SECURITIES TO BE REGISTERED  REGISTERED (1) PER SHARE (2)  OFFERING PRICE (2)   FEE (3)
------------------------------------------------------------------------------------------
 Common Stock...........       2,990,000        $42.00        $125,580,000     $15,226.79

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
(1) Includes 390,000 shares of Common Stock that may be sold pursuant to the Underwriters' over-allotment option.
(2) Calculated pursuant to Rule 457(c) based upon the average of the high and low sale prices for the Common Stock as reported by the Nasdaq National Market on September 8, 1995.

(3) The filing fee has been previously paid: a fee of $13,560.79 was paid with the original filing of this Registration Statement for 2,875,000 shares (post two-for-one stock split effected in July 1995) and a subsequent fee of $1,666.00 was paid with Amendment No. 1 to cover the additional registration of 115,000 shares.

                               ----------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

               SUBJECT TO COMPLETION, DATED OCTOBER 27, 1995

                                2,600,000 SHARES

                    [LOGO OF KULICKE & SOFFA APPEARS HERE]

                                  COMMON STOCK

  Of the 2,600,000 shares of Common Stock being offered hereby, 2,500,000 shares are being sold by the Company and 100,000 shares are being sold by the Selling Shareholder. See "Selling Shareholder." The Company will not receive any of the proceeds from the sale of shares by the Selling Shareholder.

  The Company's Common Stock is traded on the Nasdaq National Market under the symbol "KLIC." On October 26, 1995, the last reported sale price of the Common Stock on the Nasdaq National Market was $32.75 per share. See "Price Range of Common Stock."

  SEE "RISK FACTORS" BEGINNING ON PAGE 5 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                                  ----------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                                     Proceeds to
                                   Price to Underwriting Proceeds to   Selling
                                    Public  Discount (1) Company (2) Shareholder
--------------------------------------------------------------------------------
Per Share.........................   $          $           $           $
Total (3).........................  $          $           $           $

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(1) See "Underwriting" for information concerning indemnification of the Underwriters and other matters.

(2) Before deducting expenses payable by the Company estimated at $500,000.

(3) The Company and the Selling Shareholder have granted to the Underwriters a 30-day option to purchase up to an aggregate of 390,000 additional shares of Common Stock solely to cover over-allotments, if any. If the Underwriters exercise this option in full, the Price to Public will total
    $   , the Underwriting Discount will total $   , the Proceeds to Company
    will total $    and the Proceeds to Selling Shareholder will total $   .
    See "Underwriting."

  The shares of Common Stock are offered by the several Underwriters named herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of the certificates representing such shares will be made against payment therefor at
the office of Montgomery Securities on or about       , 1995.

                                  ----------

MONTGOMERY SECURITIES                                  PAINEWEBBER INCORPORATED

                                      , 1995

Kulicke and Soffa Industries, Inc. is the world's largest supplier of semiconductor assembly equipment. The Company's primary assembly equipment products include wire bonders, dicing saws, TAB bonders and die bonders. The Company also is a leading supplier of expendable tools and materials used in the semiconductor assembly process and provides certain services to its customers.

                                                                  THE
                               [illustration of                   SEMICONDUCTOR
                                silicon wafers]                   MANUFACTURING
                                                                  PROCESS


                               WAFER FABRICATION

The manufacture of IC's requires complex and precise steps which can be broadly grouped into, wafer fabrication, assembly and test. Wafer fabrication, the first step in the semiconductor manufacturing process, starts with raw silicon wafers and ends with finished devices in the form of die on a wafer. After fabricated wafers are tested, they typically are shipped to assembly facilities located primarily in the Pacific Rim.



                                 WAFER DICING

                        [process photo of wafer dicing]


A finished wafer is mounted onto a carrier. After precise automatic positioning of the wafer, a dicing saw cuts the wafer into individual die using diamond embedded saw blades.



                                  DIE BONDING

                        [process photo of die bonding]


The cut wafer, still mounted on its carrier, is next moved to a die bonder. The die bonder picks each good die off the carrier and bonds it to a package, which is typically a stamped metal leadframe or ceramic package, depending on the die and the application in which it will be used.



                                 WIRE BONDING

                        [process photo of wire bonding]


The die, now mounted on the package, is moved to a wire bonder. Very fine gold or aluminum wire (typically 0.001 inches in diameter) is bonded between specific locations on the die and corresponding leads on the package, in order to create the electrical connections necessary for the device to function.



                                 ENCAPSULATION


After wire bonding, the package is encapsulated. For leadframe-based packages, plastic is molded around the package and the leads are then trimmed and formed. For ceramic packages, encapsulation is accomplished by mounting a lid over the die.


                                     TEST


After encapsulation, individual die are re-tested, and are then marked and prepared for shipment.


                      [illustrations of semiconductors]

                                   FINISHED
                                 SEMICONDUCTOR
                                    DEVICES

KULICKE AND SOFFA ASSEMBLY EQUIPMENT

A Scanning Electron Microscope (SEM) Photo of Diced Wafer

     [photo of a Diced Wafer]


DICING              [photo of machine]
SAWS
                     Model 918
                     Fully Automated Dicing Saw


                                            SEM Photo of Die Bonded to Leadframe

                                             [photo of Die Bonded to lead frame]

DIE                 [photo of machine]           [photo of machine]
BONDERS
                     Model 6900                   Model 5408
                     Automatic                    Automatic
                     Multi-Process                Die Attach
                     Assembly System              Machine


                                                SEM Photo of Aluminum Wedge Bond

                                                  [photo of Aluminum Wedge Bond]

WIRE                [photo of machine]
BONDERS
                     Model 1474fp
                     Wedge Bonder

SEM Photo of Gold Ball Bond

     [photo of Gold Ball Bond]

                                         SEM photo of Wire and Die Bonded Device

                                           [photo of Wire and Die Bonded Device]

                    [photo of machine]

                     Model 1488
                     Turbo Ball Bonder

                            ADDITIONAL INFORMATION
  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549-1004 and at the regional offices of the Commission located at 7 World Trade Center, Suite 1300, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such materials may also be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549-1004 at prescribed rates. The Company's Common Stock is quoted on the Nasdaq National Market, and reports and other information concerning the Company may be inspected at the Nasdaq Stock Market at 1735 K Street, N.W., Washington, D.C. 20006-1500.


  This Prospectus constitutes a part of a Registration Statement on Form S-3 filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus omits certain of the information contained in the Registration Statement, and reference is hereby made to the Registration Statement and related exhibits for further information with respect to the Company and the securities offered hereby. Any statements contained herein concerning the provisions of any document are not necessarily complete, and, in such instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.
                          INCORPORATION BY REFERENCE

  The following documents have been previously filed by the Company with the Commission (Commission File No. 0-121) and are hereby incorporated by reference in this Prospectus as of their respective dates: (a) Annual Report on Form 10-K for the fiscal year ended September 30, 1994; (b) Quarterly Reports on Form 10-Q for the quarters ended December 31, 1994, March 31, 1995 and June 30, 1995; (c) Current Reports on Form 8-K dated March 30, 1995 (as amended by a Form 8-K/A filed April 10, 1995), May 22, 1995, September 14, 1995 (as amended by a Form 8-K/A filed October 27, 1995) and October 6, 1995; and (d) Form 8-A12G/A dated September 8, 1995 (as amended by a Form 8-A12G/A dated September 11, 1995).



  Additionally, all documents filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement or information contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement or information contained herein modifies or replaces such a statement or such information. Any such statement or information so modified or replaced shall not be deemed, except as so modified or replaced, to constitute a part of this Prospectus. Such incorporation by reference shall not be deemed specifically to incorporate by reference the information referred to in Item 402(a)(8) of Regulation S-K under the Securities Act.

  The Company will furnish without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request, a copy of any and all of the information that has been incorporated by reference in this Prospectus, other than exhibits to such information, unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates. Requests should be submitted by telephone to (215) 784-6750 or in writing to Kulicke and Soffa Industries, Inc., 2101 Blair Mill Road, Willow Grove, Pennsylvania 19090, Attention:
Director -- Investor Relations.
  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.


  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS AND OTHER SELLING GROUP MEMBERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE EXCHANGE ACT. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Prospectus and in the documents, financial statements and notes thereto and other information incorporated by reference herein. Unless otherwise indicated, the information in this Prospectus (i) assumes the Underwriters' over-allotment option is not exercised, (ii) gives effect to the two-for-one stock split of the Company's Common Stock on July 28, 1995 (the "Stock Split") and (iii) gives effect to the October 2, 1995 AFW Acquisition (as defined).

                                  THE COMPANY

  Kulicke and Soffa Industries, Inc. ("K&S" or the "Company") designs, manufactures and markets capital equipment, related spare parts and expendable tools and materials used to assemble semiconductor devices ("semiconductors" or "ICs"). The Company also services, maintains, repairs and upgrades assembly equipment. According to VLSI Research Inc. ("VLSI"), K&S is the world's largest supplier of semiconductor assembly equipment. The Company offers systems that address a broad range of applications in the assembly process including wire bonding systems, wafer dicing saws and die, TAB and flip-chip bonders. Through its American Fine Wire and Micro-Swiss subsidiaries, the Company offers expendable tools and materials, including bonding wire, die collets, capillaries and wedges.

  The growth in demand for semiconductor capital equipment has been driven by demand for semiconductor devices, which in turn is due to the increasing demand for electronic devices such as personal computers, cellular telephones and other electronic devices for business and consumer use, as well as the increasing semiconductor content within these and other products such as automobiles, consumer appliances and factory automation and control systems. In response to the growing demand for semiconductor devices, semiconductor manufacturers are increasing manufacturing capacity through the expansion and upgrading of existing facilities and the construction of new facilities. According to industry sources, as of April 1995, there were over 90 wafer fabrication facilities under construction, under expansion or scheduled to commence construction. As this new fabrication capacity comes on line, the semiconductor industry will continue to add capacity to assemble the increased output of processed wafers.

  K&S is the world's leading supplier of wire bonders, with a worldwide market share of 31% in calendar 1994 according to VLSI. The Company's wire bonders, which represented approximately 73% of the Company's net sales in the nine months ended June 30, 1995, are used to connect extremely fine wires, typically made of gold or aluminum, between the bonding pads on a die and the leads on the package to which the die has been bonded. The Company's principal wire bonders are its Model 1488 Turbo ball bonder and Model 1474fp wedge bonder. The Company believes that its wire bonders offer competitive advantages based on high throughput and superior process control, enabling fine pitch bonding and long, low wire loops, which are needed to assemble advanced IC packages.

  The Company's principal strategy is to improve and broaden the range of products and services it offers to its customers. The Company intends to enhance its position as the leading supplier of wire bonders, and is currently devoting substantial resources to develop its next generation of wire bonders, the 8000 family. This family is being designed to enhance the technical performance and further reduce the cost of ownership of K&S' wire bonder products. The first product of this family, the Model 8020, is scheduled to be introduced in the second half of 1996. The Company also intends to broaden its assembly equipment product lines, expand its expendable tools and materials business and focus on service and spare parts opportunities in order to reduce its customers' cost of ownership.

  The Company's customers consist of leading semiconductor manufacturers and subcontract assemblers of semiconductors including Advanced Micro Devices, Advanced Semiconductor Engineering, Anam Electronics, Hyundai, IBM, Intel, Matsushita Electronics, Motorola, Philips, Samsung, Swire Technologies and Texas Instruments.

  On October 2, 1995, the Company acquired American Fine Wire Corporation ("AFW") through the acquisition of Circle "S" Industries, Inc., the parent corporation of AFW ("Circle S"), for approximately $53.6 million in cash and short-term notes, subject to possible adjustment. AFW is a manufacturer of fine gold and aluminum wire for use in the wire bonding process. The Company acquired AFW (the "AFW Acquisition") as part of its strategy to expand its expendable tools and materials product lines. See "Acquisition of AFW."

  The Company was founded in 1951 and is a Pennsylvania corporation. Its principal offices are located at 2101 Blair Mill Road, Willow Grove, Pennsylvania 19090, and its telephone number is (215) 784-6000.

                                  THE OFFERING

 Common Stock offered by the Company................  2,500,000 shares
 Common Stock offered by the Selling Shareholder....    100,000 shares
 Common Stock to be outstanding after the Offering.. 21,812,210 shares (1)
 Use of Proceeds.................................... Expansion of the Company's
                                                     facilities and related
                                                     capital expenditures and
                                                     general corporate
                                                     purposes. See "Use of
                                                     Proceeds."
 Nasdaq National Market symbol...................... KLIC

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                 PRO FORMA
                                             ACTUAL                         FOR ACQUISITION (2)
                         ------------------------------------------------ -----------------------
                                                           NINE MONTHS    FISCAL YEAR NINE MONTHS
                          FISCAL YEAR ENDED SEPT. 30,    ENDED JUNE 30,      ENDED       ENDED
                         ------------------------------ -----------------  SEPT. 30,   JUNE 30,
                           1992       1993      1994      1994     1995      1994        1995
                         ---------  --------- --------- -------- -------- ----------- -----------
STATEMENT OF OPERATIONS DATA:
Net sales............... $  94,959  $ 140,880 $ 173,302 $122,863 $203,540  $242,066    $256,415
Gross profit............    40,401     61,675    71,968   50,663   91,042    81,834      98,527
Income (loss) from
 operations.............   (12,040)    14,280    13,930    8,822   34,544    17,255      36,392
Net income (loss).......   (12,123)    10,831    10,418    6,648   26,011     9,721      24,791
Net income (loss) per
 share, fully
 diluted(3)............. $   (0.77) $    0.66 $    0.63 $   0.40 $   1.37  $   0.58    $   1.31
Weighted average shares
 outstanding, fully
 diluted(3).............    15,823     16,342    16,665   16,641   19,668    16,665      19,668

                                                     JUNE 30, 1995
                                         --------------------------------------
                                                  PRO FORMA FOR
                                          ACTUAL  ACQUISITION(4) AS ADJUSTED(5)
                                         -------- -------------- --------------
BALANCE SHEET DATA:
Working capital......................... $ 89,838    $ 44,468       $129,053
Total assets............................  163,668     218,005        302,590
Short-term borrowings...................       60      49,489         49,489
Long-term debt, less current portion....    1,519       1,519          1,519
Shareholders' equity....................  116,381     116,381        200,966

--------

(1) Based upon the shares of Common Stock outstanding as of October 24, 1995. Excludes 975,064 shares of Common Stock reserved for issuance upon exercise of outstanding options and an additional 1,834,140 shares reserved for issuance pursuant to future option grants under the Company's stock option plans as of October 24, 1995.

(2) Reflects the Company's historical results of operations on a pro forma basis reflecting the AFW Acquisition and the borrowing of $49.4 million under a bank credit facility and under certain short-term notes as if each had occurred at the beginning of the periods presented.
(3) All share and per share data reflect the July 1995 Stock Split.

(4) Reflects the Company's historical financial position on a pro forma basis reflecting the AFW Acquisition and the borrowing of $49.4 million under a bank credit facility and under certain short-term notes as if the acquisition had occurred on June 30, 1995.

(5) Adjusted to reflect the sale of 2,500,000 shares of Common Stock offered by the Company hereby at an assumed public offering price of $35.75 per share, after deducting the estimated underwriting discount and offering expenses. See "Use of Proceeds."

                                 RISK FACTORS

  In evaluating the Company's business, prospective investors should carefully consider the following factors in addition to the other information presented in this Prospectus and in the documents incorporated by reference herein.

FLUCTUATIONS IN OPERATING RESULTS; LIMITED SYSTEM SALES

  The Company has experienced and expects to continue to experience significant fluctuations in its operating results. The Company's operating results will depend upon a variety of factors, including the timing of significant orders, the mix of products sold, changes in pricing by the Company, its competitors, customers or suppliers, lengthy sales cycles for the Company's systems, timing of new product announcements and releases by the Company or its competitors, market acceptance of new products and enhanced versions of the Company's products, capital spending patterns by customers, manufacturing inefficiencies associated with new product introductions and the ability to produce systems in volume and meet customer requirements, product discounts, volatility in the Company's targeted markets, political and economic instability, natural disasters, regulatory changes, possible disruptions of operations caused by expanding existing facilities or moving into new facilities, expenses associated with acquisitions and alliances, and various competitive factors, including price-based competition and competition from vendors employing other technologies. The Company's gross margins on system sales have varied and will vary based on a variety of factors, including the mix of products sold and significant purchases by customers with volume purchase arrangements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  The Company derives a substantial portion of its revenues from the sale of a relatively small number of systems which typically range in purchase price from approximately $60,000 to over $500,000. As a result, the sale of a limited number of systems could have a material effect on the Company's net sales and operating results in a particular period. In addition, the Company's backlog at the beginning of a quarter typically does not include all orders required to achieve the Company's sales objectives for that quarter. Moreover, all customer purchase orders are subject to cancellation or rescheduling by the customer with limited or no penalties, and, therefore, backlog at any particular date is not necessarily representative of actual sales for any succeeding period. The Company's net sales and operating results for a quarter typically will depend upon the Company obtaining orders for systems to be shipped in the same quarter that the order is received and could be materially adversely affected if anticipated orders for a limited number of systems are not received in time to permit shipment during such period. Furthermore, a substantial portion of net sales may be realized near the end of each quarter. A delay or reduction in shipments near the end of a particular quarter, due, for example, to unanticipated shipment reschedulings, cancellations or deferrals by customers or to customer credit issues, or to unexpected manufacturing difficulties experienced by the Company or delays in deliveries by suppliers, could cause net sales in a particular quarter to fall significantly below the Company's expectations and may materially adversely affect the Company's operating results for such quarter.

  The Company has significantly increased its expense levels to support its recent growth and intends to continue to make significant investments in research and development, capital equipment and customer service and support capabilities worldwide. These investments will make it difficult for the Company to reduce its operating expenses in a particular period if the Company's net sales goals for that period are not met. There can be no assurance that the Company will achieve a rate of growth or level of sales in any future period commensurate with its increased level of operating expenses.

  The impact of the factors described above on the Company's sales and operating results in any future period cannot be forecast with certainty. The Company experienced declining net sales in 1991 and 1992 and incurred an operating loss of $12.0 million in 1992. Furthermore, the Company's operating income declined in fiscal 1994 compared to fiscal 1993 in spite of increased revenues. The Company's net sales and operating results in fiscal 1994, particularly in the quarter ended June 30, 1994, reflect significant quarterly fluctuations and reduced gross margins and profitability due to increased competitive pressure in the wire bonder market, which forced the Company to discount certain models, and the Company's decision in 1994 to increase its expense levels in anticipation of future sales growth. There can be no assurance that the impact of any of the factors described above on the Company's future operating results and financial condition will not be material and adverse. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

VOLATILITY OF SEMICONDUCTOR INDUSTRY

  The Company's operating results depend primarily upon the capital expenditures of semiconductor manufacturers and subcontract assemblers worldwide, which in turn depend on the current and anticipated market demand for semiconductors and products utilizing semiconductors. The semiconductor industry has historically been highly volatile and experienced periodic downturns and slowdowns, which have had a severe negative effect on the semiconductor industry's demand for semiconductor capital equipment, including assembly equipment manufactured and marketed by the Company and, to a lesser extent, expendable tools and materials such as those sold by the Company. These downturns and slowdowns have also adversely affected the Company's operating results. There can be no assurance that the semiconductor industry will achieve its historical growth rates in the future. Any future downturn or slowdown in the semiconductor industry would have a material adverse effect on the Company's business, financial condition and operating results.

TECHNOLOGICAL CHANGE; IMPORTANCE OF TIMELY PRODUCT INTRODUCTIONS; PRODUCT TRANSITION

  The semiconductor and semiconductor equipment industries are subject to rapid technological change and frequent new product introductions and enhancements. The Company believes that its continued success will depend on its ability to continuously develop and manufacture new products and product enhancements and to introduce them into the market in response to demands for higher performance assembly equipment. There can be no assurance that the Company's competitors will not develop enhancements to or future generations of competitive products that will offer superior performance and features and render the Company's products uncompetitive. Failure to develop and introduce new products and product enhancements or to gain customers' acceptance of such products in a timely fashion would harm the Company's competitive position.

  The Company is in the process of developing a new generation of wire bonder, the 8000 family, which will be based on an entirely new platform and will require the development of new software and many subassemblies not part of the Company's current wire bonders. The Company experienced delays in the development of the Model 1488 Turbo wire bonder and has experienced delays in the development of the first product in this family, the Model 8020. While development and technical risks exist which have the potential to further affect the introduction of the Model 8020, the Company expects that the product will be released in the second half of calendar 1996. Nonetheless, no assurance can be given that its scheduled introduction in the second half of 1996 will not be delayed, due to technical or other difficulties, or that the Model 8020 will not experience quality or reliability problems after shipment. The Company's inability to complete the development of and introduce the Model 8020 or other new products, or its inability to manufacture and ship these products in volume and on a timely basis, could adversely affect the Company's competitive position. The Company also may incur substantial costs early in a new product's life cycle to ensure the functionality and reliability of such product. Furthermore, the Company's planned transition to the Model 8020 platform involves numerous risks, including the possibility that customers will defer purchases of Model 1488 Turbo wire bonders in anticipation of the availability of the Model 8020 or that the Model 8020 will fail to meet customer needs or achieve market acceptance. To the extent that the Company fails to forecast demand in volume and configuration for both its current and next-generation wire bonders and generally to manage product transitions successfully, it could experience reduced orders, delays in product shipments, increased risk of inventory obsolescence and delays in collecting accounts receivable. There can be no assurance that the Company will successfully develop and manufacture new products, including the Model 8020, that new products introduced by the Company will be accepted in the marketplace or that the Company will manage its product transitions successfully. The Company's failure to do any of the foregoing would materially adversely affect the Company's business, financial condition and operating results.

CUSTOMER CONCENTRATION

  The semiconductor manufacturing industry is highly concentrated, with a relatively small number of large semiconductor manufacturers and subcontract assemblers accounting for a substantial portion of the purchases of semiconductor assembly equipment and expendable tools and materials. Sales to the Company's five largest customers accounted for approximately 55% and 52% of its net sales for the nine months ended June 30, 1995 and for fiscal 1994, respectively. During the nine months ended June 30, 1995, sales to Intel, Anam and Advanced Semiconductor Engineering accounted for approximately 15.7%, 15.3% and 10.3%, respectively, of the Company's net sales. In fiscal 1994, sales to Anam, Intel and Motorola accounted for 14.2%, 11.5% and 10.8%, respectively, of the Company's net sales. Similarly, sales to AFW's five largest customers have historically accounted for a substantial portion of its revenues. The Company expects that sales of its products to a limited number of customers will continue to account for a high percentage of net sales for the foreseeable future. The loss of or reduction of orders from a significant customer, including losses or reductions due to manufacturing, reliability or other difficulties associated with the Company's products, changes in customer buying patterns, market, economic or competitive conditions in the semiconductor or subcontract assembly industries, could adversely affect the Company's business, financial condition and operating results. See
"Business -- Customers."

PRODUCT CONCENTRATION

  The Company's wire bonders have historically represented a substantial portion of the Company's net sales. During the fiscal years ended September 30, 1992, 1993 and 1994 and the nine months ended June 30, 1995, sales of wire bonders, primarily fully automatic gold ball wire bonders and aluminum wedge bonders, comprised 51%, 63%, 68% and 73% of net sales, respectively. Should the demand for, or pricing of, these products decline due to the introduction of superior or lower cost systems by competitors, changes in the semiconductor industry or other factors, the Company's business, financial condition and operating results would be materially adversely affected. While the Company's strategy is to diversify its products and services, no assurance can be given that the Company will be able to develop, acquire, introduce or market new products in a timely or cost-effective manner or that any new products or improvements will achieve market acceptance.

  The Company's wire bonder product concentration also subjects the Company to risks from the emergence of alternate assembly technologies. The Company's primary products employ traditional die and wire bonding methods used in conventional semiconductor device assembly. However, alternate assembly technologies have emerged which may offer superior device performance or reduce the size of an IC package. These technologies, including TAB and flip-chip, eliminate the need for wires to establish the electrical connections between a die and its package. While most ICs currently incorporate traditional die and wire bonding technologies, there can be no assurance that the semiconductor industry will not, in the future, shift a significant part of its volume into these or other alternate assembly technologies and eliminate the need for certain of the Company's products, including its die and wire bonders. See "Business."

MANAGEMENT OF GROWTH

  The Company has recently experienced a period of rapid expansion of its operations. The expansion has included hiring additional management and other key personnel, adding manufacturing equipment and capacity and expanding its domestic and international operations. In addition, the Company plans to relocate AFW's Singapore operations to a new facility and to construct a new facility in Israel, either of which could, but is not expected to, result in short-term manufacturing disruptions. The Company's recent acquisition of AFW has further increased the complexity, scope and geographic distribution of its operations. The Company's expansion has placed and is expected to continue to place increased demands on the Company's management, financial resources and information and internal control systems. The Company's financial results depend in significant part on its ability to manage the further expansion of its operations and to continue to implement, improve and expand its systems, procedures and controls. Any failure to implement, improve and expand such systems, procedures and controls in an efficient manner at a pace consistent with the Company's business could have a material adverse effect on the Company's business, financial condition and operating results.

DEPENDENCE ON SUBCONTRACTORS; SINGLE OR LIMITED SOURCES OF SUPPLY

  As a part of its strategy, the Company relies on subcontractors to manufacture to the Company's specifications many of the components or subassemblies used in its products. Certain of the Company's products require components or parts of an exceptionally high degree of reliability, accuracy and performance. Currently there are several such items for which there are only a limited number of suppliers or for which a single supplier has been accepted by the Company as a qualified supplier. The Company's reliance on subcontractors and single source suppliers involves a number of significant risks, including the loss of control over the manufacturing process, the potential absence of adequate capacity and the reduced control over delivery schedules, manufacturing yields, quality and costs. In the event that any significant subcontractor or single source supplier were to become unable or unwilling to continue to manufacture subassemblies, components or parts in required volumes, the Company would have to identify and qualify acceptable replacements. The process of qualifying subcontractors and suppliers could be lengthy, and no assurance can be given that any additional sources would be available to the Company on a timely basis. The Company has experienced and continues to experience reliability and quality problems with certain key subassemblies provided by single source suppliers. The Company also has experienced delays in the delivery of subassemblies from these and other subcontractors in the past, which caused delays in Company shipments. If supplies of such items were not available from any such source and a relationship with an alternative supplier could not be developed, shipments of the Company's products could be interrupted and re-engineering of the affected product could be required. Such delays, interruption and re-engineering could have a material adverse effect on the Company's business, financial condition and operating results. See "Business -- Manufacturing."

INTENSE COMPETITION

  The semiconductor equipment and semiconductor materials industries are intensely competitive. Significant competitive factors in the semiconductor equipment market include process capability and repeatability, quality and flexibility, and cost of ownership, including reliability and automation, throughput, customer support and price. Competitive factors in the semiconductor expendable tools and materials industry include price, delivery and quality. In each of the markets it serves, the Company faces competition and the threat of competition from established competitors and potential new entrants, some of which may have greater financial, engineering, manufacturing and marketing resources than the Company. Some of these competitors are Japanese companies that have had and may continue to have an advantage over the Company in supplying products to Japan-based companies due to their preferences to purchase equipment from Japanese suppliers. The Company expects its competitors to continue to improve the performance of their current products and to introduce new products with improved price and performance characteristics. New product introductions by the Company's competitors or by new market entrants could cause a decline in sales or loss of market acceptance of the Company's existing products. If a particular semiconductor manufacturer or subcontract assembler selects a competitor's product for a particular assembly operation, the Company may experience difficulty in selling a product to that company for a significant period of time. Increased competitive pressure could also lead to intensified price-based competition, resulting in lower prices which could adversely affect the Company's business, financial condition and operating results. The Company believes that to remain competitive it must invest significant financial resources in new product development and expand its customer service and support worldwide. There can be no assurance that the Company will be able to compete successfully in the future. See "Business-- Competition."

ACQUISITIONS AND ALLIANCES

  The Company currently plans to broaden its business and product offerings, in part through acquisitions of complementary product lines, technologies and businesses. The Company recently acquired AFW, a manufacturer of gold and aluminum bonding wire. Although AFW generated net income from continuing operations during its fiscal years ended December 31, 1993 and December 31, 1994 and the six months ended June 30, 1995, there can be no assurance that its operations will continue to be profitable or that the anticipated benefits of the acquisition will be realized. The process of integrating AFW's business into the Company's operations may result in unforeseen operating difficulties, could absorb significant management attention and require substantial financial resources that would otherwise be available for the ongoing development of the Company's business. See "Pro Forma Financial Information." Further, although in connection with the AFW Acquisition certain former shareholders of Circle "S" have agreed to indemnify the Company against certain types of possible liabilities of Circle "S" and AFW, there can be no assurance that such indemnification will adequately protect the Company. The Company is currently engaged in discussions with one party which would involve the formation of a joint venture to pursue flip-chip bonding technology development and subcontract services to semiconductor manufacturers. Such joint venture, if consummated on the terms currently being discussed, would require a minimum initial investment by the Company of approximately $11.0 million to fund the start up of operations. However, no assurance can be given that such discussions will lead to an agreement or that, if an agreement is reached, it will be on the terms currently under discussion. Furthermore, no assurances can be given that such a joint venture would be successful. The Company's failure to successfully integrate AFW or other business acquisitions or to successfully participate in joint ventures could have a material, adverse effect on the Company's business, financial condition and operating results. Further, possible future acquisitions or alliances by the Company could result in dilutive issuances of equity securities, the incurrence of additional debt and contingent liabilities and additional amortization expenses related to goodwill and other intangible assets, which could materially adversely affect the Company's financial condition and operating results. See "Acquisition of AFW."

INTERNATIONAL OPERATIONS

  Approximately 74% and 76% of the Company's net sales for fiscal 1994 and for the nine-month period ended June 30, 1995, respectively, were attributable to sales to customers for delivery outside of the United States. The Company expects sales outside of the United States to continue to represent a substantial portion of its future revenues. The future performance of the Company will depend, in significant part, upon its ability to continue to compete in foreign markets which in turn will depend, in part, upon a continuation of current trade relations between the United States and foreign countries in which semiconductor manufacturers or subcontractors have assembly operations. A change toward more protectionist trade legislation in either the United States or such foreign countries, such as a change in the current tariff structures, export compliance or other trade policies, could adversely affect the Company's ability to sell its products in foreign markets.

  Because most of the Company's foreign sales are denominated in United States dollars, the Company believes that the decline in value of the United States dollar against foreign currencies in prior periods, particularly the Japanese yen and the Swiss franc, may have made the Company's products more competitively priced than those offered by certain of its foreign competitors. The Company's ability to compete overseas in the future could be adversely affected by a strengthening United States dollar against those currencies.

  In addition, the Company maintains substantial manufacturing operations in countries other than the United States, including operations located in Israel and Singapore. Risks associated with the Company's international operations include risks of war and civil disturbances or other events which may limit or disrupt markets, expropriation, international exchange restrictions and currency fluctuations, changing political conditions and monetary policies of foreign governments. If such operations were interrupted by war, terrorism or other factors beyond the Company's control, the Company's business, financial condition and operating results could be materially adversely affected. See "Business -- Manufacturing."

ENVIRONMENTAL REGULATIONS; POSSIBLE FINANCIAL EXPOSURE TO ENVIRONMENTAL CLAIMS

  Federal, state and local regulations impose various controls on the use, storage, discharge, handling, emission, generation, manufacture and disposal of toxic or other hazardous substances used in the Company's operations. The Company believes that its activities conform in all material respects to current environmental and land use regulations applicable to its operations and its current facilities and that it has obtained environmental permits necessary to conduct its business. Nevertheless, the failure to comply with current or future regulations could result in substantial fines being imposed on the Company, suspension of production, alteration of its manufacturing process or cessation of operations. Such regulations could require the Company to acquire expensive remediation equipment or to incur substantial expenses to comply with environmental regulations. Any failure by the Company to control the use, disposal or storage of, or adequately restrict the discharge of, hazardous or toxic substances could subject the Company to significant liabilities.

  In August 1995, a third-party complaint was filed against the Company with respect to the clean up of alleged contaminated soil and ground water beneath a facility located in Fort Washington, Pennsylvania, which the Company partially occupied from approximately 1962 to 1972. On the basis of the complaint and information currently available to it, the Company is unable to quantify the potential financial impact of this matter. The Company believes the allegations set forth in the complaint are without merit, intends to vigorously defend itself in this matter and does not believe the matter will have a material adverse effect on its business, financial condition and results of operations. However, the outcome of any litigation is uncertain, and there can be no assurance that the Company will not incur substantial legal, investigative and other expenses in connection with this lawsuit or that the Company will not be compelled to undertake costly remedial action.

INTELLECTUAL PROPERTY PROTECTION; NOTICES OF ALLEGED PATENT INFRINGEMENT

  Although the Company attempts to protect its proprietary technology through patents, copyrights, trade secrets and other measures, there can be no assurance that these measures will be adequate or that competitors will not be able to develop similar technology independently. Further, there can be no assurance that the claims allowed on any patent issued to the Company will be sufficiently broad to protect the Company's technology, that any patent will be issued from any pending application or that foreign intellectual property laws will protect the Company's intellectual property rights. Litigation may be necessary to enforce or determine the validity and scope of the Company's proprietary rights or to defend against infringement claims. Such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on the Company's business, financial condition and operating results, regardless of the outcome of the litigation. In addition, there can be no assurance that any of the patents issued to the Company will not be challenged, invalidated or circumvented or that the rights granted thereunder will provide competitive advantages to the Company.

  Although the Company is not aware of any pending lawsuits against the Company regarding infringement claims with respect to any existing patent or any other intellectual property right of third parties, the Company has at times been notified of claims that it may be infringing intellectual property rights of third parties. Certain of the Company's customers have received notices of infringement from two separate parties, Harold S. Hemstreet and Jerome H. Lemelson, each alleging that equipment supplied by the Company, and processes performed by such equipment, infringe on patents held by them. The Company's product warranties generally provide customers with indemnification for damages sustained by a customer as a consequence of patent infringement claims arising out of use of the Company's products and obligate the Company to defend such claims. As a consequence, the Company could be required to reimburse its customers for certain damages resulting from these matters and to defend customers in patent infringement suits. To the Company's knowledge, no actions have been initiated or threatened directly against the Company in connection with these matters, although certain customers have requested that the Company defend and indemnify them against possible claims based on their use of equipment supplied by the Company. A number of the Company's customers have actually been sued, and the Company understands that certain of them have settled such suits but have not sought any contribution from the Company. The Company believes that no equipment marketed by the Company, and no process performed by such equipment, infringe on the patents in question and does not believe that such matters will have a material adverse effect on its financial condition or operating results. However, the ultimate outcome of any infringement claims affecting the Company is uncertain and there can be no assurance that the resolution of these matters will not have a material adverse effect on the Company's business, financial condition and operating results. See "Business -- Intellectual Property."

DEPENDENCE ON KEY PERSONNEL

  The Company is dependent upon the continued service of its key executive management and technical personnel, who are generally not bound by employment agreements requiring them to perform services for the Company. The loss of key personnel could have a material adverse effect on the Company's business, financial condition and operating results. In addition, the Company's future operating results will depend in significant part upon its ability to attract and retain highly skilled managerial, technical and marketing personnel. There is only a limited number of personnel with the requisite skills to serve in these positions, and it may become increasingly difficult for the Company to hire such personnel over time. Competition for such personnel is intense, and there can be no assurance that the Company will be successful in attracting or retaining such personnel. The Company's inability to attract and retain the executive management and other personnel it requires could have a material adverse effect on the Company's business, financial condition and operating results.

VOLATILITY OF STOCK PRICE

  In recent months, the stock market in general, and the market for shares of technology companies in particular, have experienced extreme price fluctuations, which have often been unrelated to the operating performance of the affected companies. Further, many companies in the semiconductor and semiconductor equipment industries, including the Company, have experienced historical highs in the market prices of their common stock. The Company believes that factors such as announcements of developments related to the Company's business or its competitors' or customers' businesses, fluctuations in the Company's financial results, general conditions or developments in the semiconductor and semiconductor equipment industries and the worldwide economy, sales of the Company's Common Stock into the marketplace, the number of market makers for the Company's Common Stock, announcements of technological innovations or new or enhanced products by the Company or its competitors or customers, a shortfall in revenue, gross margin, earnings or other financial results from or changes in analysts' expectations and developments in the Company's relationships with its customers and suppliers, or a variety of factors beyond the Company's control could cause the price of the Company's Common Stock to fluctuate, perhaps substantially. There can be no assurance that the market price of the Company's Common Stock will not experience significant fluctuations in the future, including fluctuations that are material, adverse and unrelated to the Company's performance. See "Price Range of Common Stock."

EFFECTS OF CERTAIN ANTI-TAKEOVER PROVISIONS

  Certain provisions of the Company's Articles of Incorporation and By-laws and Pennsylvania law may discourage certain transactions involving a change in control of the Company. For example, the Company's Articles of Incorporation and By-laws contain provisions which (i) classify the Board of Directors into four classes, with one class being elected each year, (ii) permit the Board to issue "blank check" preferred stock without shareholder approval and (iii) prohibit the Company from engaging in certain business combinations with a holder of 20% or more of the Company's voting securities without supra-majority board or shareholder approval. Further, under the Pennsylvania Business Corporation Law, because the Company's By-laws provide for a classified Board of Directors, shareholders may only remove directors for cause. These provisions and certain provisions of the Pennsylvania Business Corporation Law could have the effect of delaying, deferring or preventing a change in control of the Company and may adversely affect the voting and other rights of holders of Common Stock. See "Description of Capital Stock."

FUTURE CAPITAL NEEDS

  In order to remain competitive, the Company must continue to make significant investments in capital equipment, facilities, computer systems, sales, service, training and support capabilities, procedures, controls, operations and research and development, among other items. The Company believes that the proceeds from this Offering, together with its cash, short-term investments and anticipated cash flow from operations and credit facilities will satisfy its anticipated financing requirements for at least the next 12 months. To the extent that such financial resources are insufficient to fund the Company's activities, additional funds will be required. There can be no assurance that additional financing will be available on reasonable terms or at all. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 2,500,000 shares of Common Stock offered by it hereby are estimated to be $84.6 million ($97.3 million if the Underwriters' over-allotment option is exercised in full), based on an assumed public offering price of $35.75 per share after deduction of the underwriting discount with respect to the shares being sold by the Company and estimated offering expenses of the Offering, substantially all of which are being paid by the Company. The Company will not receive any of the proceeds from the sale of shares by the Selling Shareholder.

  The Company expects capital spending in fiscal 1996 to exceed $30 million, principally for the expansion of its domestic and international facilities and related equipment. In particular, the Company intends to expand its Willow Grove, Pennsylvania facility, construct a new facility in Israel for its Micro-Swiss operations and establish a new facility in Singapore for its AFW operations. The remaining proceeds are expected to be used for working capital and other general corporate purposes.

  The Company may, but has no current plans to, use a portion of the net proceeds to repay an aggregate of approximately $49.4 million of outstanding indebtedness under an unsecured credit facility with Midlantic Bank, N.A. (the "Bank Credit Facility") and under short-term promissory notes due January 5, 1996 secured by standby letters of credit of Midlantic Bank, N.A. issued under the Bank Credit Facility (the "AFW Notes") incurred in connection with the AFW Acquisition on October 2, 1995. Amounts borrowed under the Bank Credit Facility currently bear interest at a floating rate of 50 basis points over LIBOR (approximately 6.4% per year as of October 24, 1995) and automatically will be converted into a five-year term loan payable in equal monthly installments if not repaid within 90 days after the date of the AFW Acquisition. If so converted, the term loan will bear interest, at the Company's option, at 115 basis points over the five-year U.S. treasury securities rate or 100 basis points over LIBOR. The AFW Notes bear interest at the rate of 6.4375% per year, less costs (1% per year) associated with maintaining the letters of credit securing such notes. See "Acquisition of AFW" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

  A portion of the net proceeds may also be used for acquisitions of businesses, products or technologies complementary to the Company's business and for joint ventures or other strategic alliances entered into for similar purposes. The Company intends to pursue such opportunities and is currently engaged in discussions with various parties. Although the Company has no agreement, understanding or arrangement with any party that would involve the use of any material portion of the proceeds from this Offering, the Company's discussions with one party involve the formation of a joint venture to pursue flip-chip bonding technology development and subcontract services to semiconductor manufacturers. Such joint venture, if consummated on the terms currently being discussed, would require a minimum initial investment by the Company of approximately $11.0 million to fund the start up of operations. However, no assurance can be given that such discussions will lead to a definitive agreement or that, if an agreement is reached, it will be on the terms currently under discussion. See "Risk Factors -- Acquisitions and Alliances." Pending the application of the net proceeds for the uses described above, the net proceeds will be invested in short-term, investment-grade, interest-bearing securities.

                          PRICE RANGE OF COMMON STOCK

  The Common Stock trades on the Nasdaq National Market under the symbol KLIC. The following table sets forth for the periods indicated the high and low sale prices for the Common Stock as reported on the Nasdaq National Market, which prices have been adjusted to reflect the July 1995 Stock Split.

                                                               HIGH       LOW
                                                             --------- ---------
     FISCAL 1994
     First Quarter..........................................  14 11/16   6 3/16
     Second Quarter.........................................   8 13/16   5 3/16
     Third Quarter..........................................   8 1/8     4 11/16
     Fourth Quarter.........................................   8 11/16   5 5/8
     FISCAL 1995
     First Quarter..........................................  10 31/32   7 1/2
     Second Quarter.........................................  14 7/8     9 1/8
     Third Quarter..........................................  33 3/8    13 1/4
     Fourth Quarter.........................................  45 3/8    32 7/8
     FISCAL 1996
     First Quarter (through October 26, 1996)...............  36 3/4    22

  On October 26, 1995, the last reported sale price of the Common Stock on the Nasdaq National Market was $32.75 per share. As of such date, there were approximately 700 holders of record of the shares of outstanding Common Stock.

                                DIVIDEND POLICY

  The Company currently does not pay cash dividends on its Common Stock. The Company presently intends to retain any future earnings for use in its business and does not anticipate paying any cash dividends on the Common Stock in the foreseeable future.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company (i) at June 30, 1995, (ii) on a pro forma basis to reflect the AFW Acquisition, including the incurrence of indebtedness in connection therewith, and (iii) as adjusted to reflect the sale by the Company of 2,500,000 shares of Common Stock pursuant to this Offering at an assumed public offering price of $35.75 and the receipt by the Company of the estimated net proceeds therefrom, after deducting the estimated underwriting discount and offering expenses.

                                                      JUNE 30, 1995
                                            ----------------------------------
                                                         PRO FORMA       AS
                                             ACTUAL   FOR ACQUISITION ADJUSTED
                                            --------  --------------- --------
                                                     (IN THOUSANDS)
Short-term debt(1)......................... $     60     $ 49,489     $ 49,489
                                            ========     ========     ========
Long-term debt:
  8% convertible subordinated debentures
   (2)..................................... $  1,347     $  1,347     $  1,347
  Other long-term debt, less current
   portion.................................      172          172          172
                                            --------     --------     --------
    Total long-term debt, excluding current
     portion...............................    1,519        1,519        1,519
                                            --------     --------     --------
Shareholders' equity:
  Preferred stock, without par value,
   5,000,000 shares authorized, no shares
   outstanding.............................       --           --           --
  Common stock, without par value,
   50,000,000 shares authorized; 19,179,000
   shares outstanding actual and pro forma
   for acquisition; and 21,679,000 shares
   outstanding as adjusted (3).............   44,219       44,219      128,804
  Retained earnings........................   72,427       72,427       72,427
  Cumulative translation adjustments.......     (223)        (223)        (223)
  Unrealized loss on short-term
   investments.............................      (42)         (42)         (42)
                                            --------     --------     --------
    Total shareholders' equity.............  116,381      116,381      200,966
                                            --------     --------     --------
      Total capitalization................. $117,900     $117,900     $202,485
                                            ========     ========     ========

--------

(1) Represents borrowings under the Bank Credit Facility and AFW Notes issued to shareholders of Circle "S" in connection with the AFW Acquisition.
(2) Subsequent to June 30, 1995, all such debentures were converted.

(3) Excludes as of October 24, 1995, 975,064 shares of Common Stock reserved for issuance upon exercise of outstanding options and 1,834,140 additional shares reserved for issuance pursuant to future option grants under the Company's stock option plans.

                               ACQUISITION OF AFW


  On October 2, 1995, the Company acquired AFW through the merger of a subsidiary of the Company into Circle "S". AFW is a manufacturer of fine gold and aluminum wire for use in the wire bonding process and has facilities in Selma, Alabama, Singapore and Zurich, Switzerland. See "Business -- Products."


  The preliminary purchase price for the AFW Acquisition totaled approximately $53.6 million, subject to possible upward or downward adjustment based upon completion and audit of the closing balance sheet. The Company does not anticipate that any such adjustment to the purchase price will be material. Of the $53.6 million, approximately $34.4 million was paid by delivery of the AFW Notes, approximately $12.9 million was paid in cash, approximately $4.3 million was placed in escrow against certain types of possible liabilities, and $2.0 million was withheld in a closing reserve pending completion and audit of the closing balance sheet, all in accordance with terms of the acquisition agreements. The Company financed the cash portion of the purchase price with borrowings under the Bank Credit Facility, and the letters of credit securing the AFW Notes also were issued under this facility. The AFW Notes become due and payable on January 5, 1996; bear interest at the rate of 6.4375% per year, less costs (1% per year) of the letters of credit; are not prepayable without the consent of the holders; and contain customary default provisions. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

  The AFW Acquisition agreements provide for the indemnification of the Company by certain former stockholders of Circle "S" (including Larry D. Striplin, Jr., the former Chairman and largest stockholder of Circle "S") against breaches of or inaccuracies in various representations and warranties and covenants of Circle "S" in the acquisition agreements and against certain types of possible liabilities, including those relating to environmental matters, taxes, possible violations of laws and similar matters. The indemnification obligations of the former Circle "S" stockholders generally (i) only apply to the extent that the aggregate covered claims exceed $375,000, (ii) are subject to an aggregate maximum limit of $4.26 million, and (iii) terminate either 15 months or three years after the date of the AFW Acquisition, although certain indemnification claims are not subject to any minimum and certain other claims (including those relating to environmental matters and taxes) are subject to higher maximum limits and extend for longer periods of time. There can be no assurance that such liabilities will not arise or that, if they do arise, the indemnification provisions of the AFW Acquisition agreements will adequately protect the Company.

  In connection with the AFW Acquisition, the Company elected R. Kelly Payne, the President of AFW, as a Vice President of the Company, and agreed to elect Larry D. Striplin, Jr. as a director of the Company. See "Management." Pursuant to the AFW Acquisition, the Company assumed a 1990 employment agreement between Circle "S" and Mr. Striplin providing for payments to him or his estate of $200,000 per year for five years following the date of the AFW Acquisition. Mr. Striplin's employment by Circle "S" and AFW terminated at the time of such acquisition. In connection with the AFW Acquisition, the Company also entered into an employment agreement with R. Kelly Payne.

  AFW had sales of approximately $68.7 million and $35.6 million for the year ended December 31, 1994 and the six months ended June 30, 1995, respectively. Income from continuing operations totaled $2.6 million and $959,000, for the periods ended December 31, 1994 and June 30, 1995, respectively. Net income
(loss) for the periods ended December 31, 1994 and June 30, 1995 was $2.6 million and ($1.7) million, respectively, which included for the 1995 six-month period a $2.6 million extraordinary loss from early extinguishment of debt. The consolidated financial statements of Circle "S" for the periods ended December 31, 1994 and June 30, 1995 are incorporated herein by reference to the

Company's Form 8-K dated September 14, 1995 (as amended by a Form 8-K/A filed October 27, 1995). See also "Risk Factors -- Acquisitions and Alliances," "Unaudited Pro Forma Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  The Company will account for the AFW Acquisition using the purchase method. The excess of the purchase price, including transaction related costs, over the estimated fair value of the net assets acquired is expected to approximate $40.8 million, consisting primarily of goodwill, which is expected to be amortized over twenty years.

                      SELECTED CONSOLIDATED FINANCIAL DATA

  The selected consolidated financial data presented below should be read in conjunction with the Company's Consolidated Financial Statements and notes thereto, which are incorporated herein by reference, and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this Prospectus. The consolidated statement of operations data set forth below with respect to the fiscal years ended September 30, 1992, 1993 and 1994 and the consolidated balance sheet data at September 30, 1993 and 1994 have been derived from, and are qualified by reference to the audited consolidated financial statements of the Company included in the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1994, which report is incorporated by reference herein, and should be read in conjunction with such Annual Report on Form 10-K. The consolidated statement of operations data for the fiscal years ended September 30, 1990 and 1991, and the consolidated balance sheet data as of September 30, 1990, 1991 and 1992 have been derived from the audited consolidated financial statements of the Company, which are not included or incorporated by reference herein. The consolidated statements of operations data for the nine-month periods ended June 30, 1994 and 1995 and the consolidated balance sheet data at June 30, 1995 have been derived from the unaudited consolidated financial statements incorporated by reference herein, which have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, contain all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the results of operations for such periods. The results of operations for the nine-month period ended June 30, 1995 are not necessarily indicative of results to be expected for any subsequent period.

                                                                                    NINE MONTHS
                                     FISCAL YEAR ENDED SEPTEMBER 30,              ENDED JUNE 30,
                               ------------------------------------------------  ------------------
                                 1990      1991      1992      1993      1994      1994      1995
                               --------  --------  --------  --------  --------  --------  --------
                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net sales....................  $102,812  $100,193  $ 94,959  $140,880  $173,302  $122,863  $203,540
Cost of goods sold...........    56,233    51,496    54,558    79,205   101,334    72,200   112,498
                               --------  --------  --------  --------  --------  --------  --------
Gross profit.................    46,579    48,697    40,401    61,675    71,968    50,663    91,042
Selling, general and
 administrative..............    31,424    34,083    34,104    31,463    36,752    26,613    35,476
Research and product
 development, net............    11,471    15,138    13,887    15,932    21,286    15,228    21,022
Restructuring cost...........        --        --     4,450        --        --        --        --
                               --------  --------  --------  --------  --------  --------  --------
Income (loss) from
 operations..................     3,684      (524)  (12,040)   14,280    13,930     8,822    34,544
Interest expense, net (1)....      (990)   (1,029)   (1,019)   (1,066)     (907)     (713)     (327)
Other expense (2)............        --        --        --    (1,125)       --        --        --
                               --------  --------  --------  --------  --------  --------  --------
Income (loss) before income
 taxes and extraordinary
 gain........................     2,694    (1,553)  (13,059)   12,089    13,023     8,109    34,217
Provision for income tax
 expense (benefit)...........       745      (310)     (718)    1,258     2,605     1,461     8,206
                               --------  --------  --------  --------  --------  --------  --------
Income (loss) before
 extraordinary gain..........     1,949    (1,243)  (12,341)   10,831    10,418     6,648    26,011
Extraordinary gain, net of
 tax (1).....................     1,441       211       218        --        --        --        --
                               --------  --------  --------  --------  --------  --------  --------
Net income (loss)............  $  3,390  $ (1,032) $(12,123) $ 10,831  $ 10,418  $  6,648  $ 26,011
                               ========  ========  ========  ========  ========  ========  ========
Income (loss) per share (3):
  Primary:
    Before extraordinary
     gain....................  $   0.13  $  (0.08) $  (0.78) $   0.66  $   0.63  $   0.40  $   1.50
    Extraordinary gain.......      0.09      0.01      0.01        --        --        --        --
                               --------  --------  --------  --------  --------  --------  --------
    Net income (loss)........  $   0.22  $  (0.07) $  (0.77) $   0.66  $   0.63  $   0.40  $   1.50
                               ========  ========  ========  ========  ========  ========  ========
  Fully diluted:
    Before extraordinary
     gain....................  $   0.13  $  (0.08) $  (0.78) $   0.66  $   0.63  $   0.40  $   1.37
    Extraordinary gain.......      0.09      0.01      0.01        --        --        --        --
                               --------  --------  --------  --------  --------  --------  --------
    Net income (loss)........  $   0.22  $  (0.07) $  (0.77) $   0.66  $   0.63  $   0.40  $   1.37
                               ========  ========  ========  ========  ========  ========  ========
Weighted average shares
 outstanding (3):
  Primary....................    15,562    15,694    15,823    16,342    16,665    16,641    17,381
  Fully diluted..............    15,562    15,694    15,823    16,342    16,665    16,641    19,668
                                              SEPTEMBER 30,
                               ------------------------------------------------
                                 1990      1991      1992      1993      1994      JUNE 30, 1995
                               --------  --------  --------  --------  --------  ------------------
                                                       (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital..............  $ 59,842  $ 57,347  $ 45,937  $ 58,190  $ 61,459      $ 89,838
Total assets.................    97,180    92,922    83,941   105,278   121,198       163,668
Long-term debt, less current
 portion.....................    28,479    27,721    26,778    26,708    26,474         1,519
Shareholders' equity.........    50,610    50,173    38,988    51,481    63,234       116,381

--------
(1) In fiscal 1989, the Company began a program of selectively repurchasing its 8% Convertible Subordinated Debentures at such times as market prices were favorable. The effect of such repurchases has been to reduce interest expense. See Note 5 to the Company's Consolidated Financial Statements for the fiscal year ended September 30, 1994, which are incorporated by reference herein.
(2) In fiscal 1993, the Company incurred $1.1 million in costs associated with a failed acquisition.
(3) All share and per share data have been restated to give effect to the July 1995 Stock Split.

                UNAUDITED PRO FORMA FINANCIAL INFORMATION

                          BASIS OF PRESENTATION

  The accompanying Unaudited Pro Forma Balance Sheet as of June 30, 1995 and the Unaudited Pro Forma Statements of Operations for the year ended September 30, 1994 and for the nine months ended June 30, 1995 have been prepared to give effect to the AFW Acquisition as if it had occurred on June 30, 1995, in the case of the Unaudited Pro Forma Balance Sheet, and on October 1, 1993, in the case of the Unaudited Pro Forma Statements of Operations.

  The following Unaudited Pro Forma Balance Sheet is based on the unaudited historical balance sheets of the Company and Circle "S" as of June 30, 1995, adjusted as if the following transactions contemplated in this Prospectus occurred on June 30, 1995: (i) the borrowing of $15.0 million under the Bank Credit Facility and $34.4 million under the AFW Notes, (ii) payment of $53.6 million in cash and principal amount of AFW Notes as acquisition consideration, (iii) the repayment of Circle "S" short-term borrowings totaling $3.8 million prior to closing, and (iv) the accrual of approximately $1.0 million in costs incurred in connection with the AFW Acquisition. Prior to the closing of the AFW Acquisition, Circle "S" sold certain unrelated operations of Circle "S," which are reflected as discontinued operations in the historical financial statements of Circle "S." The preliminary purchase price for the AFW Acquisition totaled approximately $53.6 million, subject to possible upward or downward adjustment based upon completion and audit of the closing balance sheet. The Company does not anticipate that any such adjustment to the purchase price will be material.

  The Unaudited Pro Forma Statement of Operations for the 12-month period ended September 30, 1994 is based on the historical audited statements of operations of the Company for the year ended September 30, 1994 and of Circle "S" for the year ended December 31, 1994, which audited financial statements are incorporated by reference herein. The Unaudited Pro Forma Statement of Operations for the nine-month period ended June 30, 1995 is based on the historical unaudited interim statements of operations of the Company and on the unaudited interim statement of operations of Circle "S" for the six months ended June 30, 1995, both of which are incorporated by reference herein, and on the Circle "S" unaudited statement of operations data for the three months ended December 31, 1994. Circle "S" interim financial data for such three month period reflect sales of $17.2 million and net income of $622,000, and are not separately presented or incorporated by reference herein.

  Such unaudited pro forma financial data have been presented for informational purposes only and do not purport to indicate what the Company's results of operations or financial position would have been if the AFW Acquisition actually had occurred at the beginning of such period or to project the Company's results of operations for any future period or future date.

  The unaudited pro forma adjustments are based upon available information and upon certain assumptions stated in the notes thereto that the Company believes are reasonable. However, there can be no assurance that such assumptions will be realized. The pro forma financial data should be read in conjunction with the Consolidated Financial Statements and notes thereto of the Company for the fiscal year ended September 30, 1994 and the nine months ended June 30, 1995 which are incorporated by reference herein from the Company's fiscal 1994 Annual Report on Form 10-K and Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1995, and with the Consolidated Financial Statements and notes thereto of Circle "S" for the year ended December 31, 1994 and the six months ended June 30, 1995 incorporated into this Prospectus by reference from the Company's Current Report on Form 8-K dated September 14, 1995 (as amended by a Form 8-K/A filed on October 27, 1995).

                    UNAUDITED PRO FORMA BALANCE SHEET

                              (IN THOUSANDS)

                            HISTORICAL   HISTORICAL
                              COMPANY    CIRCLE "S"
                             JUNE 30,     JUNE 30,   PRO FORMA        PRO FORMA
                               1995         1995    ADJUSTMENTS    FOR ACQUISITION
                            ----------------------- -----------    ---------------
ASSETS
CURRENT ASSETS:
Cash and cash
 equivalents..............   $   22,234   $ 2,427     $(5,276)(a)     $ 19,385
Short-term investments....        9,808                                  9,808
Accounts and notes
 receivable, net..........       58,480     8,902                       67,382
Inventories, net..........       40,054     2,134                       42,188
Prepaid expenses and other
 current assets...........        3,395       346                        3,741
Deferred income tax
 benefit..................                    109                          109
Net assets of discontinued
 operations...............                  2,618      (2,618) (b)
                             ----------   -------     -------         --------
  TOTAL CURRENT ASSETS....      133,971    16,536      (7,894)         142,613
Long-term investments.....        4,301                                  4,301
Property, plant and
 equipment, net...........       22,331     3,633                       25,964
Intangible assets,
 including goodwill.......                  1,175      40,842 (c)       42,017
Other assets..............        3,065        45                        3,110
                             ----------   -------     -------         --------
  TOTAL ASSETS............   $  163,668   $21,389     $32,948         $218,005
                             ==========   =======     =======         ========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Debt due within one year..   $       60   $ 3,750     $45,679 (d)     $ 49,489
Accounts payable to
 suppliers and others.....       27,771     1,517                       29,288
Accrued expenses..........       10,674     1,473       1,000 (e)       13,147
Estimated income taxes
 payable..................        5,628       593                        6,221
                             ----------   -------     -------         --------
  TOTAL CURRENT
   LIABILITIES............       44,133     7,333      46,679           98,145
Long-term debt, less
 current portion..........        1,519                                  1,519
Deferred income taxes.....          692     1,558      (1,233)(f)        1,017
Other liabilities.........          943                                    943
                             ----------   -------     -------         --------
  TOTAL LIABILITIES.......       47,287     8,891      45,446          101,624
                             ----------   -------     -------         --------
SHAREHOLDERS' EQUITY:
Common stock..............       44,219     2,920      (2,920)(g)       44,219
Retained earnings.........       72,427    16,211     (16,211)(g)       72,427
Treasury stock............                 (6,787)      6,787 (g)
Cumulative translation
 adjustment...............         (223)      154        (154)(g)         (223)
Unrealized loss on
 investments, net of tax..          (42)                                   (42)
                             ----------   -------     -------         --------
  TOTAL SHAREHOLDERS'
   EQUITY.................      116,381    12,498     (12,498)         116,381
                             ----------   -------     -------         --------
  TOTAL LIABILITIES AND
   SHAREHOLDERS' EQUITY...   $  163,668   $21,389     $32,948         $218,005
                             ==========   =======     =======         ========

--------

(a) The estimated excess of the $53.6 million purchase price to be paid for Circle "S" over the amount borrowed under the Bank Credit Facility ($15.0 million) and the AFW Notes ($34.4 million), and repayment of Circle "S" short-term borrowings ($3.8 million), offset by assumed cash proceeds from the sale of the discontinued operations ($2.6 million) which occurred prior to closing.

(b) Sale of the net assets associated with Circle "S" discontinued operations not acquired by the Company.

(c) The purchase price and estimated costs for the AFW Acquisition are expected to exceed the estimated fair value of net tangible assets acquired by approximately $40.8 million.

(d) Borrowings under the Bank Credit Facility and principal amount of AFW Notes, offset by the Circle "S" short-term borrowings ($3.8 million) repaid prior to closing.

(e) Accrual of transaction related costs associated with the AFW Acquisition.


(f) Adjustment to eliminate deferred tax liabilities related to undistributed earnings of foreign subsidiaries which are intended to be indefinitely reinvested in foreign operations, net of the amount of deferred tax assets associated with Circle "S" net operating loss carryforwards not expected to be realized.

(g) Elimination of Circle "S" equity account balances in connection with the AFW Acquisition.

               UNAUDITED PRO FORMA STATEMENTS OF OPERATIONS

                 (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                            HISTORICAL     HISTORICAL
                          COMPANY FISCAL   CIRCLE "S"
                            YEAR ENDED     YEAR ENDED
                          SEPTEMBER 30,   DECEMBER 31,   PRO FORMA       PRO FORMA
                               1994           1994      ADJUSTMENTS   FOR ACQUISITION
                          -------------- -------------- -----------   ---------------
Net sales...............     $173,302       $68,764       $   --         $242,066
Cost of goods sold......      101,334        58,898           --          160,232
                             --------       -------       -------        --------
Gross profit............       71,968         9,866           --           81,834
                             --------       -------       -------        --------
Selling, general and
 administrative.........       36,752         5,004          (505)(a)      41,251
Research and
 development, net.......       21,286           --                         21,286
Amortization of
 intangibles, including
 goodwill...............          --            --          2,042 (b)       2,042
                             --------       -------       -------        --------
Total costs and
 expenses...............       58,038         5,004         1,537          64,579
                             --------       -------       -------        --------
Operating income........       13,930         4,862        (1,537)         17,255
Net interest and other
 expense................         (907)         (620)       (3,228)(c)      (4,755)
                             --------       -------       -------        --------
Income before income
 taxes..................       13,023         4,242        (4,765)         12,500
Income tax expense
 (benefit)..............        2,605         1,629        (1,455)(d)       2,779
                             --------       -------       -------        --------
Net income from
 continuing operations..     $ 10,418       $ 2,613       $(3,310)       $  9,721
                             ========       =======       =======        ========
Net income per share:
 Primary................     $   0.63                                    $   0.58
                             ========                                    ========
 Fully diluted..........     $   0.63                                    $   0.58
                             ========                                    ========
Shares outstanding:
 Primary................       16,665                                      16,665
 Fully diluted..........       16,665                                      16,665
                            HISTORICAL
                             COMPANY       CIRCLE "S"
                           NINE MONTHS    NINE MONTHS
                          ENDED JUNE 30, ENDED JUNE 30,  PRO FORMA       PRO FORMA
                               1995           1995      ADJUSTMENTS   FOR ACQUISITION
                          -------------- -------------- -----------   ---------------
Net sales...............     $203,540       $52,875       $   --         $256,415
Cost of goods sold......      112,498        45,390           --          157,888
                             --------       -------       -------        --------
Gross profit............       91,042         7,485           --           98,527
                             --------       -------       -------        --------
Selling, general and
 administrative.........       35,476         4,336          (231)(a)      39,581
Research and
 development, net.......       21,022           --            --           21,022
Amortization of
 intangibles, including
 goodwill...............          --            --          1,532 (b)       1,532
                             --------       -------       -------        --------
Total costs and
 expenses...............       56,498         4,336         1,301          62,135
                             --------       -------       -------        --------
Operating income........       34,544         3,149        (1,301)         36,392
Net interest and other
 expense................         (327)         (600)       (2,496)(c)      (3,423)
                             --------       -------       -------        --------
Income before income
 taxes..................       34,217         2,549        (3,797)         32,969
Income tax expense
 (benefit)..............        8,206           968          (996)(d)       8,178
                             --------       -------       -------        --------
Net income from
 continuing operations..     $ 26,011       $ 1,581       $(2,801)       $ 24,791
                             ========       =======       =======        ========
Net income per share:
 Primary................     $   1.50                                    $   1.43
                             ========                                    ========
 Fully diluted..........     $   1.37                                    $   1.31
                             ========                                    ========
Shares outstanding:
 Primary................       17,381                                      17,381
 Fully diluted..........       19,668                                      19,668

--------

(a) Elimination of non-recurring costs associated with the management of Circle "S" and the discontinued operations, totaling $705 for the annual period ($381 for the nine-month period), net of the $200 annual payment ($150 for the nine-month period) to be incurred pursuant to a 1990 employment and non-competition agreement between Circle "S" and Larry D. Striplin, Jr. which provides for post-employment payments for five years following closing of the AFW Acquisition.

(b) Amortization of intangible assets, including goodwill, arising from the AFW Acquisition over an estimated 20-year life.

(c) Assumed interest expense on the Bank Credit Facility used to finance the AFW Acquisition and the AFW Promissory Notes, with interest at LIBOR plus 50 basis points for the initial 90 days (which is assumed to be 6.4375% per annum) and LIBOR plus 100 basis points upon conversion to the term loan (assumed to be 6.9375% per annum), reduction of investment income on $4.1 million of cash used for the AFW Acquisition and elimination of interest expense incurred by Circle "S" in connection with the short-term indebtedness assumed to be repaid at the beginning of the periods presented. An increase of 1/8 of 1% in the interest rate applicable to the Bank Credit Facility would result in increased interest expense of $51 and $36 for the annual and nine month periods, respectively.

(d) Adjustment to provide income taxes (benefit) on the pro forma adjustments and pro forma combined taxable income at the estimated combined effective income tax rate giving effect to pro forma goodwill amortization which is not tax deductible, and to Circle "S" historical income tax expense provided on undistributed earnings of foreign subsidiaries which the Company intends to indefinitely reinvest in foreign operations.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

  The Company's historical operating results for each of the three years ended September 30, 1992, 1993 and 1994 and for the nine month periods ended June 30, 1994 and 1995, as a percentage of net sales, are as follows:

                                        FISCAL YEAR            NINE MONTHS
                                    ENDED SEPTEMBER 30,      ENDED JUNE 30,
                                    -----------------------  ----------------
                                     1992     1993    1994    1994     1995
                                    ------   ------  ------  -------  -------
Net sales..........................  100.0%   100.0%  100.0%   100.0%   100.0%
Cost of goods sold.................   57.5     56.2    58.5     58.8     55.3
                                    ------   ------  ------  -------  -------
Gross profit.......................   42.5     43.8    41.5     41.2     44.7
Selling, general and
 administrative....................   35.9     22.3    21.2     21.6     17.4
Research and development, net......   14.6     11.3    12.3     12.4     10.3
Restructuring cost.................    4.7       --      --       --       --
                                    ------   ------  ------  -------  -------
Income (loss) from operations......  (12.7)    10.2     8.0      7.2     17.0
Interest expense, net..............   (1.1)    (0.8)   (0.5)    (0.6)    (0.2)
Other expense......................     --     (0.8)     --       --       --
                                    ------   ------  ------  -------  -------
Income (loss) before income taxes
 and extraordinary gain............  (13.8)     8.6     7.5      6.6     16.8
Provision for income tax expense
 (benefit).........................   (0.8)     0.9     1.5      1.2      4.0
                                    ------   ------  ------  -------  -------
Income (loss) before extraordinary
 gain..............................  (13.0)     7.7     6.0      5.4     12.8
Extraordinary gain on early
 retirement of debentures, net of
 income taxes......................    0.2       --      --       --       --
                                    ------   ------  ------  -------  -------
Net income (loss)..................  (12.8)%    7.7%    6.0%     5.4%    12.8%
                                    ======   ======  ======  =======  =======

RESULTS OF OPERATIONS

 Nine-Month Periods Ended June 30, 1995 and June 30, 1994

  The Company recorded bookings totaling $236.0 million for the nine months ended June 30, 1995 compared to $123.0 million for the same period of fiscal 1994. The continued strength in customer orders is primarily attributable to the following factors. First, growing end-user demand for semiconductor devices is fueling industry-wide expansion both in wafer fabrication capacity and semiconductor assembly capacity. In addition, certain semiconductor manufacturers are replacing older assembly capital equipment with newer, higher throughput machines capable of handling more complex semiconductor devices for a wider variety of applications. Finally, enhanced versions of the Company's gold ball wire bonder (Model 1488 Turbo -- introduced in late fiscal
1994) and aluminum wedge bonder (Model 1474fp -- introduced in the second quarter of fiscal 1995) offer significant performance advantages compared to the Company's earlier models, including greater throughput, finer pitch capabilities and improved programmability to handle a wider variety of applications. Favorable customer acceptance of these enhanced models has contributed to the Company's increased volume of orders during fiscal 1995.

  At June 30, 1995, ending backlog of customer orders totaled approximately $79.0 million compared to $42.0 million at June 30, 1994. Since the timing of deliveries may vary and orders generally are subject to cancellation, the Company's backlog as of any date may not be indicative of sales for any succeeding period.

  Net sales for the nine-month period ended June 30, 1995 totaled $203.5 million compared to $122.8 million for the same period in fiscal 1994, an increase of 66%. Of this increase, approximately $77.9 million was due to increased unit volume, primarily of the Company's Model 1488 Turbo gold ball wire bonders and 1474fp aluminum wedge bonders, and, to a lesser extent, to increased sales of spare parts and consumable tools. Approximately $6.1 million of the volume increase was attributable to sales of die bonder products added from the July 1994 acquisition of Assembly Technologies, Inc. ("AT").

  Higher selling prices, due in large part to the introduction of the higher priced Model 1488 Turbo ball bonder and Model 1474fp wedge bonder, contributed approximately $2.8 million to net sales for the fiscal 1995 year-to-date period, over the amount reported for the comparable period last year.

  Gross profit as a percentage of net sales increased to 44.7% for the nine months ended June 30, 1995 compared to 41.2% for the same period in fiscal 1994. The increase in the gross profit percentage resulted principally from improved manufacturing overhead absorption associated with higher sales volumes, the improved gross profit margin on the gold ball and wedge bonder products largely due to the higher selling prices realized on the new, enhanced models, and to a shift in sales mix toward higher margin wedge bonders. Partially offsetting the above factors were additional inventory reserves established for slower moving products during fiscal 1995.

  Selling, general and administrative expenses ("SG&A") totaled $35.5 million during the nine-month period ended June 30, 1995, compared to $26.6 million during the same period in fiscal 1994. This increase was primarily attributable to higher employment levels required to support the higher volume of business, increased sales incentives and commissions resulting from the higher sales levels, increased management incentives associated with improved earnings and higher outside contractor costs associated with ongoing internal management information systems development efforts. Of the total increase in SG&A costs, $1.3 million was related to the incremental costs incurred by the Company to market and support products added in the July 1994 acquisition of AT.

  Net research and development ("R&D") costs increased to $21.0 million for the nine months ended June 30, 1995, compared to $15.2 million for the same period last year. Of the $5.8 million increase for the fiscal 1995 year-to-date period, $1.3 million resulted from incremental expenditures related to die bonder products following the AT acquisition. The remainder consisted primarily of personnel related costs, outside contractor costs and prototype materials related to new product development.

  The Company continues to invest heavily in the development of the 8000 Series wire bonders and in enhancements of existing products, including the recently introduced Model 1474fp wedge bonder which is capable of handling higher lead-count devices with finer pitch requirements at faster bonding speeds than the earlier Model 1472 wedge bonder. In addition, the Company continues to invest in new technologies which may eventually lead to improved or alternate semiconductor assembly technologies.

  Operating income totaled $34.5 million for the nine months ended June 30, 1995 compared to $8.8 million for the same period in fiscal 1994. This improvement resulted principally from the higher revenue levels and improved gross profit margins, offset in part by the increased expenses noted above.

  During fiscal 1995, approximately $24.9 million of the Company's 8% Convertible Subordinated Debentures were converted into Common Stock. As a result, interest expense for the nine-month period ended June 30, 1995 was lower than during the comparable period in fiscal 1994. The $1.3 million of Debentures which remained outstanding at June 30, 1995, were converted into the Company's Common Stock by July 10, 1995.

  The provision for income taxes for the nine months ended June 30, 1995 was based on the Company's estimated effective tax rate of 24% for the year. The increase in the effective rate in fiscal 1995 compared to the fiscal 1994 rate of 20% was due primarily to greater utilization of remaining net operating loss carryforwards in fiscal 1994 and to the estimated amount and geographic distribution of taxable income in fiscal 1995. The Company expects that its effective tax rate will be higher in the future, as most available tax credits will have been utilized by the end of fiscal 1995.

 Fiscal Years Ended September 30, 1994 and September 30, 1993

  The Company achieved record sales and bookings of customer orders during fiscal 1994. This growth was driven by the continued expansion of the semiconductor industry and increased investment in semiconductor assembly equipment.

  Driven largely by growing demand for the Company's Model 1484LXQ gold ball wire bonders and Model 1472 aluminum wedge bonders, bookings increased 11% in fiscal 1994 to $178.0 million. Backlog rose from $42.0 million at September 30, 1993 to $46.8 million at September 30, 1994.

  Net sales increased 23% in fiscal 1994 to $173.3 million compared to $140.9 million in 1993. Increased unit volume, primarily of the Company's Model 1484LXQ gold ball wire bonders, Model 1472 aluminum wedge bonders and expendable tools, generated approximately $38.7 million of incremental net sales in fiscal 1994 over fiscal 1993. The acquisition of the AT business contributed an additional $1.9 million to fiscal 1994 net sales.

  Increases in net sales from the higher unit volume were partially offset by lower average selling prices of certain machines due to the continuing competitive pricing environment in the Asian market and to discounts given for certain large volume orders booked early in fiscal 1994. In July 1994, the Company introduced the Model 1488 Turbo gold ball wire bonder, which offers significantly improved throughput compared to the Model 1484LXQ ball bonders. The higher productivity offered by this model led to higher average selling prices.

  Cost of goods sold increased to $101.3 million for fiscal 1994 from $79.2 million during fiscal 1993, largely as a result of increased unit volume in fiscal 1994. Gross profit as a percentage of net sales decreased from 43.8% during fiscal 1993 to 41.5% for fiscal 1994. This change resulted primarily from the lower average selling prices realized on Model 1484LXQ gold ball wire bonders and, to a lesser extent, from a shift in sales mix. In fiscal 1994, sales of gold ball wire bonders, which have lower than average gross margins, increased to 51% of net sales compared to 46% of total net sales in fiscal 1993. Conversely, sales of higher margin spare parts declined from 14% of net sales in 1993 to 11% in 1994.

  SG&A expenses increased 17% to $36.8 million in fiscal 1994 from the $31.5 million reported in fiscal 1993. These higher expenses were primarily attributable to increased sales and customer support activities associated with increased unit volume and the larger installed base of machines, increased costs to enhance the Company's worldwide management information systems and incremental costs to market and support the additional products offered by the Company following the acquisition of AT, including a new sales and service office in Singapore.

  Net R&D increased to $21.3 million during fiscal 1994 from $15.9 million in fiscal 1993. Personnel related costs rose as the Company expanded its overall level of R&D activities in fiscal 1994. In addition, the Company incurred higher outside service and prototype materials costs in fiscal 1994 as R&D activities on new products progressed from the design to the development and testing stage. Gross R&D expenses were partially offset by funding received from customers and governmental subsidies totaling $2.0 million in fiscal 1994 and $1.0 million in fiscal 1993. Major R&D projects during fiscal 1994 included development of the improved productivity Model 1488 Turbo gold ball wire bonder, continued efforts toward the next generation 8000 series automatic wire bonders, development of the Model 6900 automatic die attach machine and continuous improvements to enhance the capabilities or extend the lives of the Company's existing products.

  Income from operations totaled $13.9 million in fiscal 1994 compared to $14.3 million in fiscal 1993. Although gross profit increased $10.3 million from fiscal 1993 to fiscal 1994, gross profit margin as a percentage of sales decreased from 43.8% in fiscal 1993 to 41.5% in fiscal 1994. This decline resulted primarily from the lower average selling prices for 1484LXG gold ball wire bonders and, to a lesser extent, an unfavorable shift in the sales mix. As discussed previously, SG&A and R&D expenses increased $10.7 million resulting in lower operating income in fiscal 1994 compared to fiscal 1993.

  Changes in interest income and expense were not significant. In fiscal 1993, the Company charged $1.1 million to expense in connection with a failed acquisition attempt; there was no comparable charge in fiscal 1994.

  The Company's effective tax rate increased to 20% in fiscal 1994 compared to 10.4% in fiscal 1993. The increase primarily resulted from a shift in the amount and geographic distribution of taxable income during fiscal 1994 and from higher utilization of net operating loss carryforwards in the United States and Israel during fiscal 1993.

 Fiscal Years Ended September 30, 1993 and September 30, 1992

  During fiscal 1993, the Company's net sales increased to $140.9 million from the $95.0 million reported in fiscal 1992 due to a surge in demand for semiconductor assembly equipment in 1993. The increased unit volume of machines sold resulted in approximately $46.6 million of the increase in net sales. The most significant volume increases were realized in the Company's Model 1484XQ and 1484LXQ automatic gold ball wire bonders and the Model 1472 automatic aluminum wedge bonder. Increased revenues due to higher volume were offset in part by lower average selling prices on certain products due mainly to competitive pricing pressures experienced in the Asian market.

  Incoming customer orders booked into backlog during fiscal 1993 exceeded $159.0 million compared to $102.0 million for fiscal 1992. Backlog of orders totaled $42.0 million and $23.5 million at September 30, 1993 and 1992, respectively. The most significant increases in the backlog resulted from orders for the Model 1484XQ and Model 1484LXQ automatic gold ball wire bonders and the Model 1472 automatic aluminum wedge bonder.

  Cost of goods sold as a percentage of net sales declined to 56.2% in fiscal 1993 compared to 57.5% for fiscal 1992. Increased unit volume in 1993 resulted in substantially greater manufacturing overhead absorption than was experienced in fiscal 1992, which more than offset the unfavorable impact of lower average selling prices and unfavorable sales mix. A change in sales mix during fiscal 1993 compared to 1992 resulted in an unfavorable impact on gross profit approximating $5.5 million. Sales of gold ball wire bonders which have lower than average gross margins, increased from 33% of net sales in fiscal 1992 to 46% of net sales in fiscal 1993. Conversely, sales of higher margin spare parts declined as a percentage of net sales from 18% in fiscal 1992 to 14% during fiscal 1993. Fiscal 1992 cost of goods sold included $1.5 million of costs associated with retrofitting new product enhancements and costs associated with phasing out older products.

  SG&A expenses decreased $2.6 million to $31.5 million in 1993 compared to $34.1 million in fiscal 1992. In fiscal 1992, the Company implemented a restructuring program designed to reduce the Company's worldwide overhead. The Company incurred approximately $4.5 million in costs associated with this restructuring program in fiscal 1992. The major elements of this program included converting the Company's Israeli manufacturing facility into a satellite work center of the Willow Grove manufacturing facility, consolidating its European administrative operations into one facility in

Switzerland and marketing its products in Europe through independent agents rather than through the Company's direct sales force. In addition, in late fiscal 1992, the Company consolidated its Japanese operations into less costly office facilities and reduced the number of administrative personnel in Japan. The major components of the $4.5 million restructuring costs recorded in 1992 were severance and duplicated salaries during the transition of approximately $1.1 million, a $1.1 million write-down of property to net realizable value, expenses associated with the relocation of equipment, inventory and offices approximating $500,000, and outside service expenses of $900,000. There was no such charge in fiscal 1993. As a result of this restructuring program, fiscal 1993 SG&A expenses in Israel, Europe and Japan were approximately $3.6 million lower than in fiscal 1992. Savings associated with the 1992 restructuring program were partially offset by increased compensation costs, including incentive payments associated with higher sales and profitability levels and increased utilization of outside contractors and temporary employees in lieu of permanent employees.

  Net spending on R&D activities increased by $2.0 million to $15.9 million in fiscal 1993 compared to $13.9 million in fiscal 1992. This increase reflected greater expenditures associated with the development of the next generation 8000 Series automatic wire bonder and higher costs associated with extending the capability of certain existing products through enhancements and evolutionary improvements. Gross R&D expenses were partially offset by funding received from a customer and governmental subsidies totaling $1.0 million in fiscal 1993 and $700,000 in fiscal 1992.

  Income from operations was $14.3 million in fiscal 1993 compared to a loss from operations of $12.0 million in fiscal 1992. This improvement primarily reflects the favorable impact in fiscal 1993 of increased sales levels, lower per unit manufacturing costs, reduced SG&A expenses and the adverse effect of restructuring costs on 1992 operating results.

  During fiscal 1993, the Company incurred costs of approximately $1.1 million in connection with the failed acquisition of ASM Fico Tooling B.V. In September 1993, negotiations for this acquisition were discontinued. Costs associated with this transaction were charged to expense during the fourth quarter of fiscal 1993.

  The Company recorded a provision for income taxes of $1.3 million in fiscal 1993, as compared to a tax benefit of $718,000 in fiscal 1992, due to increased profitability during fiscal 1993. The fiscal 1993 effective tax rate was below the statutory United States tax rate primarily due to utilization of net operating losses, available tax credits and lower tax rates in several of the foreign jurisdictions in which the Company operates.

 Quarterly Operating Results

  The following table presents the Company's historical unaudited quarterly results of operations for the Company's most recent seven fiscal quarters. This data is derived from the Company's annual and quarterly financial statements which are incorporated into this Prospectus by reference. In the opinion of management, such quarterly financial information has been prepared on the same basis as the Company's annual financial statements and includes all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial results set forth therein. Results of operations for any previous quarter are not necessarily indicative of results for any future period. The following discussion is qualified by the more detailed discussion of these quarterly results by management which are contained in the Company's quarterly filings for the respective periods.

                                                       THREE MONTHS ENDED
                          ------------------------------------------------------------------------------
                          DECEMBER 31, MARCH 31, JUNE 30,  SEPTEMBER 30, DECEMBER 31, MARCH 31, JUNE 30,
                              1993       1994      1994        1994          1994       1995      1995
                          ------------ --------- --------  ------------- ------------ --------- --------
                                                         (IN THOUSANDS)
Net sales...............    $38,259     $43,766  $40,838      $50,439      $51,459     $64,785  $87,296
Cost of goods sold......     21,788      25,435   24,977       29,134       29,414      35,628   47,456
                            -------     -------  -------      -------      -------     -------  -------
Gross profit............     16,471      18,331   15,861       21,305       22,045      29,157   39,840
                            -------     -------  -------      -------      -------     -------  -------
Selling, general and
 administrative.........      8,457       9,154    9,002       10,139       10,655      11,668   13,153
Research and
 development, net.......      5,060       4,992    5,176        6,058        6,160       6,546    8,316
                            -------     -------  -------      -------      -------     -------  -------
Income from operations..      2,954       4,185    1,683        5,108        5,230      10,943   18,371
Interest income
 (expense), net.........       (240)       (242)    (231)        (194)        (197)       (223)      93
                            -------     -------  -------      -------      -------     -------  -------
Income before income
 taxes..................      2,714       3,943    1,452        4,914        5,033      10,720   18,464
Provision for income
 taxes..................        407         749      305        1,144        1,309       2,466    4,431
                            -------     -------  -------      -------      -------     -------  -------
Net income..............    $ 2,307     $ 3,194  $ 1,147      $ 3,770      $ 3,724     $ 8,254  $14,033
                            =======     =======  =======      =======      =======     =======  =======
AS A PERCENTAGE OF NET
 SALES:
Net sales...............      100.0%      100.0%   100.0%       100.0%       100.0%      100.0%   100.0%
Cost of goods sold......       56.9        58.1     61.2         57.8         57.2        55.0     54.4
                            -------     -------  -------      -------      -------     -------  -------
Gross profit............       43.1        41.9     38.8         42.2         42.8        45.0     45.6
                            -------     -------  -------      -------      -------     -------  -------
Selling, general and
 administrative.........       22.1        20.9     22.0         20.1         20.7        18.0     15.1
Research and
 development, net.......       13.2        11.4     12.7         12.0         12.0        10.1      9.5
                            -------     -------  -------      -------      -------     -------  -------
Income from operations..        7.8         9.6      4.1         10.1         10.1        16.9     21.0
Interest income
 (expense), net.........       (0.6)       (0.6)    (0.6)        (0.4)        (0.4)       (0.3)     0.1
                            -------     -------  -------      -------      -------     -------  -------
Income before income
 taxes..................        7.2         9.0      3.5          9.7          9.7        16.6     21.1
Provision for income
 taxes..................        1.1         1.7      0.7          2.3          2.5         3.8      5.1
                            -------     -------  -------      -------      -------     -------  -------
Net income..............        6.1%        7.3%     2.8%         7.4%         7.2%       12.8%    16.0%
                            =======     =======  =======      =======      =======     =======  =======

  The Company's operating results have fluctuated significantly in the past and may fluctuate significantly in the future depending upon a variety of factors, including timing of new product announcements and releases by the Company or its competitors, market acceptance of new products and enhanced versions of the Company's products, lengthy sales cycles for the Company's systems, patterns of capital spending by customers, customer concentration, the timing of significant orders, manufacturing inefficiencies associated with the start up of new product introductions and the ability to produce systems in volume and meet customer requirements, product discounts, changes in pricing by the Company, its competitors, customers or suppliers, the mix of products sold, volatility in the Company's targeted markets, political and economic instability, natural disasters, regulatory changes, possible disruptions of operations caused by expanding existing facilities or moving into new facilities, expenses associated with acquisitions and alliances, and various competitive factors including price-based competition and competition from vendors employing other technologies. See "Risk Factors --

Fluctuations in Operating Results; Limited System Sales" and "Risk Factors --
 Volatility of Semiconductor Industry."

  Throughout fiscal 1994 and 1995, net sales have increased each successive quarter with the exception of the fiscal 1994 third quarter, primarily due to increased unit sales of the Company's gold ball and aluminum wedge wire bonders. Lower unit sales and lower average selling prices on the Model 1484 gold ball bonders due to increased competitive pressures, which led to discounting of certain models, were the primary reasons for the overall decline in net sales during the quarter ended June 30, 1994. During the second and third quarters of fiscal 1995, sales increased sharply, primarily due to increased unit volumes of the recently introduced Model 1488 Turbo gold ball bonder and 1474fp aluminum wedge bonder. This growth is attributable both to increased customer acceptance of these enhanced versions of earlier models and to industry-wide demand for increased capacity.

  The quarterly fluctuations in gross profit as a percentage of net sales were attributable to a variety of factors, including declining average selling prices on gold ball bonders throughout fiscal 1994 due to competitive pricing issues with older model machines, volume purchase arrangements with certain customers, changing product mix, improved manufacturing efficiencies associated with increasing unit volume beginning in late fiscal 1994 and throughout fiscal 1995, and improved selling prices on gold ball and aluminum wedge bonders following the introductions of enhanced versions of these products in September 1994 and February 1995, respectively.

  SG&A expenses have increased steadily over the periods presented above, principally due to increases in employment related costs as the Company has expanded its sales, marketing, customer support and administrative capabilities to support the higher volume of business activities. In addition, the Company incurred incremental costs beginning in the fiscal quarter ended September 30, 1994, to market and support die bonder products following the July 1994 acquisition of AT.

  Net R&D expenses have also risen consistently over the periods presented as the Company has increased its development activities, both for continuous improvements and enhancements of existing platforms (leading to the introductions of enhanced versions of existing products such as the Model 1488 Turbo gold ball wire bonder in September 1994 and the Model 1474fp aluminum wedge bonder in February 1995), and toward the development of new generation machines including the 8000 series wire bonders and the Model 6900 fully automatic die attach machine capable of handling "multi-chip module" and "flip-chip" applications.

  Operating income has increased consistently over the periods presented, with the exception of the fiscal 1994 third quarter. The decline in net sales and gross profits during that quarter, without corresponding cost reductions, adversely affected operating results for the period.

 Pro Forma Operating Results

  As described more fully elsewhere in this Prospectus, the Company on October 2, 1995 acquired AFW, a supplier of gold and aluminum bonding wire for the semiconductor assembly industry, which had sales of approximately $68.7 million for the year ended December 31, 1994. The preliminary purchase price totaled approximately $53.6 million, subject to closing adjustments, and was financed with borrowings under the Bank Credit Facility and the issuance of the AFW Notes. See "Acquisition of AFW" and "Pro Forma Financial Information."

  Following the AFW Acquisition, the Company's consolidated operating results will include the sales, costs and expenses of AFW. Revenues of AFW include a fabrication charge per thousand feet of wire and the value of precious metals (primarily gold) which is sold to the customer. Gross revenues could vary significantly based on market fluctuations in the value of gold. To minimize AFW's financial exposure to gold price fluctuations, AFW leases gold from its gold supplier for fabrication and only purchases the gold upon shipment and sale of the finished product to the customer. Accordingly, fluctuations in the price of gold are typically passed on to AFW's customers.

  AFW has historically reported a lower gross profit margin than the Company. As such, the consolidated gross profit percentage of the Company is expected to be lower than historically reported following the AFW Acquisition.

  The Company's future operating costs will also include the operating costs of the AFW business and amortization of intangible assets, including goodwill, arising from the AFW Acquisition. The amortization of intangible assets arising from the AFW Acquisition is not expected to be tax deductible, which will adversely affect the Company's overall effective tax rate in the future.

LIQUIDITY AND CAPITAL RESOURCES

  During the past three years, the Company has financed its operations principally through cash flows from operations. Cash flows from operating activities and the overall increase in cash and total investments in fiscal 1995 compared to fiscal 1994 generally reflect improved profitability in fiscal 1995. Cash generated by operating activities totaled $12.8 million for the nine months ended June 30, 1995 compared to $13.1 million for the same period last year. Cash and total investments increased to $36.3 million at June 30, 1995 from the $27.0 million reported at September 30, 1994.

  At June 30, 1995, working capital increased to $89.8 million compared to $61.5 million at September 30, 1994. The accounts receivable balance at June 30, 1995 increased by $18.2 million compared to the September 30, 1994 balance due largely to increased sales volume in the fiscal 1995 third quarter. The $12.8 million increase in inventory at June 30, 1995 primarily reflects growth in work in process inventories as the Company continues to increase manufacturing activities to satisfy increased customer demand for its products.

  Trade accounts payable and accrued expenses increased by approximately $10.2 million at June 30, 1995 compared to their September 30, 1994 balances. The increase in trade payables is directly attributable to increased inventory purchases during the third quarter of fiscal 1995. The increase in accrued expenses primarily resulted from higher sales and management incentives due to improved fiscal 1995 sales and profits and to increased accruals associated with higher employment levels compared to fiscal 1994.

  During the nine months ended June 30, 1995, the Company invested approximately $5.2 million in property and equipment, net of retirements and disposals, primarily to upgrade equipment used in the Company's manufacturing and R&D activities and for tooling used in the manufacturing of new machines. The Company expects capital spending to exceed $30 million in fiscal 1996, principally for the expansion of domestic and international facilities (including Singapore and Israel) and related equipment. The Company does not believe that the relocation of its AFW facilities in Singapore or the Company's facility in Israel will have any material adverse effects on its results of operation, cash flow or liquidity. The Company is currently in discussions with one party which would involve the formation of a joint venture to pursue flip-chip bonding technology, development and subcontract services to semiconductor manufactures. Such joint venture, if consummated on the terms currently being discussed, would require a minimum initial investment of approximately $11.0 million to fund the start up of operations.

  Stock option exercises and sales of shares of Common Stock to employees pursuant to the Company's Employee Stock Purchase Plan generated approximately $1.4 million in cash during the nine months ended June 30, 1995.

  The Company maintains a $10.0 million unsecured line of credit with a financial institution, subject to interest at 0.25% below the lender's prime rate. Borrowings under this credit line are subject to the Company's compliance with certain financial and other covenants. There have been no borrowings under this credit line during fiscal 1995. This credit line will expire in March 1996, unless renewed. The Company expects to renew this credit line.

  The Bank Credit Facility consists of $49.4 million in unsecured term loans and letters of credit securing the AFW Notes. The Company may, but has no current plans to, repay the Bank Credit Facility with a portion of the net proceeds of this Offering. Amounts borrowed under the Bank Credit Facility currently bear interest at a floating rate of 50 basis points over LIBOR (approximately 6.4% per year as of October 24, 1995), and automatically will be converted into a five-year term loan payable in equal monthly installments if not repaid within 90 days after the date of the AFW Acquisition. If so converted, the term loan will bear interest, at the Company's option, at 115 basis points over the five-year U.S. Treasury securities rate or 100 basis points over LIBOR. The AFW Notes bear interest at the rate of 6.4375% per year, less costs (1% per year) associated with maintaining the letters of credit securing such notes. Borrowings under the Bank Credit Facility are subject to the Company's compliance with certain financial and other covenants.

  The amended Gold Supply Agreement dated October 2, 1995 between AFW and its subsidiaries (collectively, the "AFW Companies") and their gold supplier contains certain financial covenants and prohibits the AFW Companies from paying any dividends or making any distributions without the consent of the supplier if following any such dividend or distribution the net worth of the AFW Companies would be less than $7.0 million.

  The Company believes that the net proceeds of this Offering, together with its working capital, anticipated cash flow from operations and amounts available under its line of credit will be sufficient to meet the Company's liquidity and capital requirements for at least the next 12 months. The Company may, however, seek additional equity or debt financing to fund strategic business opportunities, including possible acquisitions, joint ventures, alliances or other business arrangements which could require substantial capital outlays. The timing and amount of such capital requirements cannot be precisely determined at this time and will depend on a number of factors, including demand for the Company's products, semiconductor and semiconductor capital equipment industry conditions and competitive factors and the nature and size of strategic business opportunities which the Company may elect to pursue.

                                   BUSINESS

  K&S was founded in 1951 to design equipment for industrial use. During the 1970s, the Company began to focus its efforts on the semiconductor assembly equipment market. Today, K&S is the world's largest supplier of semiconductor assembly equipment, according to VLSI. Through its American Fine Wire and Micro-Swiss subsidiaries, the Company also supplies expendable tools and materials used in the semiconductor assembly process. The Company's primary assembly equipment products include wire bonders, dicing saws and die, TAB and flip-chip bonders, while its expendable tools and materials offerings include bonding wire, die collets, capillaries and wedges. The Company's customers consist of leading semiconductor manufacturers and subcontract assemblers of semiconductors, including Advanced Micro Devices, Advanced Semiconductor Engineering, Anam Electronics, Hyundai, IBM, Intel, Matsushita Electronics, Motorola, Philips, Samsung, Swire Technologies and Texas Instruments.

INDUSTRY BACKGROUND

  The worldwide market for semiconductors has experienced significant growth in recent years and is estimated to have exceeded $100 billion in 1994. VLSI projects this market to reach approximately $200 billion by 1998. This growth reflects the increasing demand for a wide variety of electronic devices, such as personal computers, cellular telephones, multimedia systems and other electronic devices for business and consumer use, as well as the increasing semiconductor content within these electronic devices and other products, such as automobiles, consumer appliances and factory automation and control systems. This demand has been driven in large part by continuing increases in semiconductor performance as measured by functionality, speed and memory density at declining costs per function.

  In response to the growing demand for semiconductor devices, semiconductor manufacturers are increasing capacity by expanding and upgrading existing facilities and constructing new facilities. According to VLSI, as of April 1995, there were over 90 wafer fabrication facilities under construction, under expansion or scheduled to commence construction. As these new fabrication facilities come on line and existing facilities are expanded and upgraded, the Company anticipates that the semiconductor industry will need to add capacity to assemble the increased output of processed wafers.

 Semiconductor Manufacturing Process

  The manufacture of ICs requires complex and precise steps which can be broadly grouped into wafer fabrication, assembly and test. Wafer fabrication, the first step in the semiconductor manufacturing process, starts with raw silicon wafers and ends with finished devices in the form of die on wafers. After fabricated wafers are tested, they typically are shipped to assembly facilities located primarily in the Pacific Rim. Set forth below is a diagram of some of the major steps in the semiconductor manufacturing process:

[diagram of semiconductor manufacturing processes showing a silicon wafer Finished Semiconductor Device moving through wafer fabrication, assembly and test processes to result in a finished IC device. The diagram further illustrates the assembly process steps of wafer dicing, die bonding, wire bonding and encapsulation]

Assembly Steps Performed by K&S Equipment

  Semiconductor devices are small and fragile and must be packaged to protect them and facilitate their connection to electronic systems. "Assembly" refers to those process steps required to package semiconductor devices. The packages are typically based on a stamped metal leadframe, which is subsequently molded with plastic, or on ceramic, depending on the device and the application in which it will be used.

  The semiconductor assembly process begins with the mounting of a finished, tested wafer onto a carrier, after which a dicing saw cuts the wafer into individual die. The cut wafer is then moved to a die bonder which picks each good die off the wafer and bonds it to a package. Next, the device is wire bonded. Very fine gold or aluminum wire (typically 0.001 inches in diameter) is bonded between specific locations called bond pads on the die and corresponding leads on the package in order to create the electrical connections necessary for the device to function.

  After wire bonding, the package is encapsulated. For leadframe-based packages, plastic is molded around the package and the leads are then trimmed and formed. For ceramic packages, encapsulation is accomplished by mounting a lid over the die. After encapsulation, devices are re-tested and are then marked and prepared for shipment.

 Semiconductor Assembly Market

  According to VLSI, sales of semiconductor assembly equipment totaled approximately $1.5 billion in 1994 and are projected to grow to approximately $3.2 billion by 1998. Sales of semiconductor packaging materials were approximately $6.0 billion in 1994 and are expected to grow to approximately $8.3 billion by 1998 according to Rose Associates.

  The market for semiconductor assembly equipment is expected to continue to be driven by the demand for ICs, as well as the proliferation of different device types and technological advances in IC packages. Different types of devices such as microprocessors, logic devices and memory devices require different assembly and packaging solutions. In addition, current-generation semiconductors are more complex, more densely fabricated and more highly integrated than those of prior generations. To package these newer devices, assembly equipment must be able to handle smaller, more complex packages with higher pin counts. In addition, device manufacturers and assemblers continue to demand equipment with faster throughput, greater reliability, more automated manufacturing support and lower cost of ownership. The market for the expendable tools and materials used in the semiconductor assembly process is similarly driven by IC unit volume, cost and increased technological demands. These demands typically include package size reduction and greater consistency or uniformity of materials.

COMPANY STRATEGY

  The Company's principal strategy is to improve and broaden the range of products and services it offers to its customers. To implement this strategy, the Company continues to pursue the following objectives:

    Enhance Leadership Position in Wire Bonders. The Company is the world's leading supplier of wire bonders. According to VLSI, the Company's worldwide market share increased from 22% in calendar 1992 to 31% in calendar 1994. In addition to the technical capabilities of its products, the Company believes its leadership position in the wire bonder market derives, in part, from a high level of customer support. The Company intends to enhance its worldwide market leadership by continuing to improve the technical performance of its wire bonders while reducing their cost of ownership. The Company's ongoing product development strategy includes continuous improvement of its existing wire bonding products, as well as the development of a next-generation family of wire bonders. The Company is currently developing its next generation of wire bonders, the 8000 family, which is based on a new control platform. The Company's 8000 family is being designed to enhance the technical performance and further reduce the cost of ownership of K&S' wire bonder products. The first product of this family, Model 8020, is scheduled to be introduced in the second half of 1996. The Company also has developed modules that allow the Company's wire bonders to be integrated with both K&S' and its competitors' die bonders in response to the trend of certain assemblers to increase factory automation.

    Broaden Assembly Equipment Product Lines. The Company continues to leverage its significant investment in customer relationships by offering its customers a broader range of assembly equipment. The Company intends to increase the market penetration of its current product lines and to broaden its assembly product offerings through acquisitions, strategic alliances and internal development. Through its acquisition of Assembly Technologies, Inc., the Company offers a family of die bonders. The Company's internal development efforts continue to focus on new product offerings for its die bonder and wafer saw product lines. In addition, the Company continues to focus internal development efforts on alternate assembly technologies, including TAB and flip-chip bonding, to further broaden its product lines and to position the Company in the event that such technologies achieve increased market acceptance.

    Expand Expendable Tools and Materials Product Offerings. The Company is adding to its expendable tools and materials business in an effort to increase its revenues related to the manufacture of ICs as opposed to the expansion of IC manufacturing capacity. The Company's expendables products include a broad range of ceramic, carbide and metal tools used in die and wire bonding, such as die collets, capillaries and wedges. Through its recent acquisition of AFW, the Company has significantly increased the size of its expendable tools and materials business by adding gold and aluminum bonding wire to its product offerings.

    Focus on Service and Spare Parts Opportunities. The Company seeks to capture additional revenue opportunities from its installed base of assembly equipment through sales of spare parts, repair and maintenance, training services and the reconfiguring and upgrading of systems. The Company has established a relationship with a key customer whereby the Company performs repair and maintenance and provides equipment upgrades and training capabilities, enabling this customer to outsource these functions. The Company intends to establish similar relationships with other key customers. The Company plans to expand its revenue in these areas by offering more comprehensive services designed to reduce its customers' cost of ownership.

PRODUCTS

  K&S offers a broad range of semiconductor assembly equipment, expendable tools and materials and complementary services and spare parts used in the semiconductor assembly process. Set forth below is a table listing the approximate percentage of net sales by principal product areas for the first nine months of fiscal 1995 and on a pro forma basis for the same period giving effect to the AFW Acquisition.

                                                       NINE MONTHS ENDED
                                                         JUNE 30, 1995
                                                       ----------------------
                                                       ACTUAL      PRO FORMA
                                                       --------    ----------
     Wire Bonders.....................................        73%           58%
     Additional Assembly Equipment....................         9             7
     Expendable Tools and Materials...................         7            26
     Services and Spare Parts.........................        11             9
                                                        --------      --------
                                                             100%          100%
                                                        ========      ========

 Wire Bonders

  The Company's principal product line is its family of wire bonders, which are used to connect extremely fine wires, typically made of gold or aluminum, between the bonding pads on the die and the leads on the package to which the die has been bonded. The Company offers both ball and wedge bonders in automatic and manual configurations. Ball bonders are typically used for plastic packages (i.e., leadframe-based packages) while wedge bonders are typically used for ceramic packages.

  The Company's principal wire bonders are its Model 1488 Turbo ball bonder and Model 1474fp wedge bonder. The Company believes that its wire bonders offer competitive advantages based on high throughput and superior process control enabling fine pitch bonding and long, low wire loops, which are needed to assemble advanced IC packages.

  The Company is currently developing its next generation of wire bonders, the 8000 family, which is based on a new control platform. The Company's 8000 family is being designed to enhance the technical performance and further reduce the cost of ownership of K&S' wire bonder products. The first model of this family, Model 8020, is scheduled to be introduced in the second half of 1996. The Company also has developed modules that allow the Company's wire bonders to be integrated with both K&S' and its competitors' die bonders in response to the trend of certain assemblers to increase factory automation.

  The selling prices for the Company's automatic wire bonders range from $60,000 to over $150,000 and from $8,000 to $35,000 for manual wire bonders, in each case depending upon system configuration and purchase volume.

 Additional Semiconductor Assembly Equipment

  In addition to wire bonders, the Company also produces other types of semiconductor assembly equipment, including dicing saws, die bonders, TAB bonders and flip-chip bonders, which allows the Company to leverage its significant investment in customer relationships by offering its customers a broad range of assembly equipment. Principal products offered by the Company consist of the following:

    Dicing Saws. After precise automatic positioning of the wafer, a dicing saw is used to cut it into individual die using diamond-embedded saw blades. The Company's primary dicing product is its Model 918 fully automated dicing saw. Dicing saws range in price from $60,000 to more than $185,000. The Company recently entered into an agreement with a Japanese company licensing the Company to manufacture the Japanese company's model dicing saw for sale to the Japanese company and for sale by the Company under its own label.

    Die Bonders. Die bonders are used to attach a semiconductor die to a leadframe or other package before wire bonding. Through the acquisition of Assembly Technologies, Inc., the Company added Models 4206 and 5408 Automatic Die Attach machines to its die bonder product line. In addition, in March 1995, the Company shipped its first Model 6900, an automatic multi-process assembly system which can be configured to support either conventional die bonding applications or alternate semiconductor assembly technologies. Die bonders range in price from $60,000 to more than $250,000.

    Tape Automated Bonding (TAB). TAB is an alternate assembly method which uses a thin, flexible film of laminated copper and polyimide in place of a conventional package. In a TAB assembled device, the die is bonded directly to copper leads, thereby eliminating the need for wire bonding. The Company's principal TAB bonder is the Model SP2100. TAB bonders range in price from $375,000 to approximately $500,000.

    Flip-Chip Assembly Systems. Flip-chip is an alternate assembly technique in which the die is mounted face down in a package or other electronic system using conductive bumps, thereby eliminating the need for either conventional die or wire bonding. The Company's Model 6900 is an automatic multi-process assembly system which can be configured to support flip-chip applications. The Company shipped the first Model 6900, which was configured as a flip-chip bonder, in March 1995. Selling prices for flip-chip assembly systems are expected to exceed $300,000, depending upon configuration.

  The Company also offers different configurations of certain of its products for non-semiconductor applications, including the Company's Model 980 saw for use in cutting and grinding hard and brittle materials, such as ceramic, glass and ferrite, for applications such as the fabrication of chip capacitors or disk drive heads. A variant of the Model 2100 TAB bonder is used to assemble ink jet printer cartridges.

 Expendable Tools and Materials

  The Company currently offers a range of expendable tools and materials to semiconductor device assemblers which it sells under the brand names "American Fine Wire" and "Micro-Swiss." The Company intends to expand this business in an effort to increase its revenues related to the manufacture of IC's as opposed to the expansion of IC manufacturing capacity. The Company sells its expendable tools and materials for use with competitors' assembly equipment as well as its own equipment. The following constitute the principal expendable tools and materials products offered by the Company:

    Bonding Wire. AFW is a supplier of very fine (typically 0.001 inches in diameter) gold and aluminum wire used in the wire bonding process. AFW produces wire to a wide range of specifications, which can satisfy most wire bonding applications. Gold bonding wire is generally priced based on a fabrication charge per 1,000 feet of wire, plus the value of the gold. The fabrication charge varies based on a number of factors, such as total volume, wire diameter and wire length per spool, and typically ranges from $7 to $10 per 1,000 feet of wire, depending upon specifications. To minimize AFW's financial exposure to gold price fluctuations, AFW leases gold for fabrication from its gold supplier and only purchases the gold upon shipment and sale of the finished product to the customer. Accordingly, fluctuations in the price of gold are typically passed on to AFW's customers.

    Expendable Tools. The Micro-Swiss family of expendable tools includes die collets, capillaries and wedges. Die collets are used to pick up, place and bond die to packages. Capillaries and wedges are used to feed out, attach and cut the wires used in wire bonding. Die collets sell for up to $150, capillaries sell for $6 to $15 and wedges sell for $17 to $45, in each case depending upon specifications.

 Services and Spare Parts

  The Company believes that its knowledge and experience have positioned it to deliver innovative, customer-specific services that reduce the cost of ownership associated with the Company's equipment. Historically, the Company's offerings in this area were limited to spare parts, customer training and extended warranty contracts. In response to customer trends in outsourcing equipment-related services, the Company now also focuses on providing repair and maintenance services, a variety of equipment upgrades and training capabilities. These services are generally priced on a time and materials basis.

CUSTOMERS

  The Company's customers include large semiconductor manufacturers and subcontract assemblers worldwide. The following list sets forth customers who have purchased in excess of $1 million of K&S products during the first nine months of fiscal 1995.

  Advanced Micro Devices                   Micron Technology, Inc.
  Advanced Semiconductor Engineering       Motorola
  Anam                                     Orient Semiconductor Electronics Ltd.
  AT&T                                     Olivetti
  Caesar Technology                        Pantronix
  Fujitsu                                  Philips Electronics NV
  GSS/ARRAY                                Samsung Pacific, Inc.
  Hyundai Electronics Industries Co. Ltd.  SGS-Thomson Microelectronics
  IBM                                      Silicon Systems
  Intel Corporation                        Siliconware Precision
  Kyocera                                  Swire Technologies
  Matsushita Electronics                   Texas Instruments


  Sales to a relatively small number of customers account for a significant percentage of the Company's net sales. During the nine months ended June 30, 1995, sales to Intel, Anam and Advanced Semiconductor Engineering accounted for approximately 15.7%, 15.3% and 10.3%, respectively, of the Company's net sales. In fiscal 1994, sales to Anam, Intel and Motorola accounted for 14.2%, 11.5% and 10.8%, respectively, of the Company's net sales.

  The Company believes that developing long-term relationships with its customers is critical to its success. By establishing these relationships with semiconductor manufacturers and subcontract assemblers, the Company gains insight to its customers' future IC packaging strategies. This information assists the Company in its efforts to develop process and equipment solutions that address its customers' future assembly requirements.

  The Company expects that sales of its products to a limited number of customers will continue to account for a high percentage of net sales for the foreseeable future. The loss of or reduction of orders from a significant customer, including losses or reductions due to manufacturing, reliability or other difficulties associated with the Company's products, changes in customer buying patterns, market, economic or competitive conditions in the semiconductor or subcontract assembly industries, could adversely affect the Company's business, financial condition and operating results. See "Risk Factors --Customer Concentration."

SALES AND CUSTOMER SUPPORT

  The Company markets its semiconductor assembly equipment and its expendable tools and materials through separate sales organizations. With respect to semiconductor assembly equipment, the Company's direct sales force, consisting of approximately 50 individuals at June 30, 1995, is principally responsible for sales of major product lines to customers in the United States, Japan and the rest of the Pacific Rim. Lower volume product lines, as well as all equipment sales to customers in Europe, are sold through a network of manufacturer's representatives.

  The Company sells its AFW and Micro-Swiss product lines through an independent sales force supporting customers primarily in the Pacific Rim and through manufacturers' representatives supporting customers throughout the rest of the world.

  The Company sells its products to semiconductor device manufacturers and contract manufacturers, who are primarily located or have operations in the Pacific Rim. Approximately 74% of the Company's fiscal 1994 net sales and 76% of the Company's net sales for the first nine months of fiscal 1995 were attributable to sales to customers for delivery outside of the United States.

  The Company believes that providing comprehensive worldwide sales, service and customer support are important competitive factors in the semiconductor equipment industry. K&S has sales and support operations in Japan, Hong Kong and Singapore and also has a technology center in Japan. In addition, the Company supports its assembly equipment customers with over 120 customer service and support personnel at June 30, 1995, located in Hong Kong, Japan, Korea, Malaysia, the Philippines, Singapore, Taiwan, Thailand and the United States.

BACKLOG

  At June 30, 1995, the Company's backlog was approximately $79.0 million as compared to approximately $42.0 million at June 30, 1994. The Company's backlog consists of product orders for which confirmed purchase orders have been received and which are scheduled for shipment within 12 months. In addition, the Company may allocate production capacity to customers for anticipated purchases for which a confirmed purchase order has not yet been received. Virtually all orders are subject to cancellation, deferral or rescheduling by the customer with limited or no penalties. Because of the possibility of customer changes in delivery schedules or cancellations and potential delays in product shipments, the Company's backlog as of any particular date may not be indicative of revenues for any succeeding period.

MANUFACTURING

  The Company's assembly equipment manufacturing activities consist primarily of integrating components and subassemblies to create finished systems configured to customer specifications. The Company utilizes an outsourcing strategy for the manufacture of many of its major subassemblies and performs system design, assembly and testing in-house. K&S believes that outsourcing enables it to minimize its fixed costs and capital expenditures and allows the Company to focus on product differentiation through system design and quality control. The Company's just-in-time inventory management strategy has reduced manufacturing cycle times and has limited on-hand inventory. The Company recently obtained ISO 9001 registration for most operations in its Willow Grove, Pennsylvania facility and for both of its Israeli manufacturing facilities.

  The Company manufactures its Micro-Swiss expendable tools and materials from raw materials at facilities in Israel and its gold and aluminum bonding wire at facilities in Alabama, Singapore and Switzerland. The Company currently is constructing a new facility in Israel for its Micro-Swiss operations and intends to establish a new facility in Singapore for its AFW operations.

  Parts, materials and supplies for components used in the Company's products are for the most part readily available from a number of sources at acceptable costs. Certain of the Company's products, however, require components or assemblies of an exceptionally high degree of reliability, accuracy and performance. Currently there are several such items for which there are only a limited number of suppliers or for which a single supplier has been accepted by the Company as a qualified supplier. The Company's reliance on subcontractors and single source suppliers involves a number of significant risks, including the loss of control over the manufacturing process, the potential absence of adequate capacity and the reduced control over delivery schedules, manufacturing yields, quality and costs. In the event that any significant subcontractor or single source supplier were to become unable or unwilling to continue to manufacture subassemblies, components or parts in required volumes, the Company would have to identify and qualify acceptable replacements. The process of qualifying subcontractors and suppliers could be lengthy, and no assurance can be given that any additional sources would be available to the Company on a timely basis. The Company has experienced and continues to experience reliability and quality problems with certain key subassemblies provided by single source suppliers. The Company also has experienced delays in the delivery of subassemblies from these and other subcontractors in the past, which caused delays in Company shipments. If supplies of such items were not available from any such source and a relationship with an alternative supplier could not be developed, shipments of the Company's products could be interrupted and re-engineering of the affected product could be required. Such delays, interruption and re-engineering could have a material adverse effect on the Company's business, financial condition and operating results. See "Risk Factors -- Dependence on Subcontractors; Single or Limited Sources of Supply."

RESEARCH AND PRODUCT DEVELOPMENT

  Because technological change occurs rapidly in the semiconductor industry, the Company devotes substantial resources to its research and development programs to maintain competitiveness. The Company employed more than 260 individuals in research and development at June 30, 1995. The Company pursues the continuous improvement and enhancement of existing products while simultaneously developing next generation products. For example, while the performance of current generations of gold ball wire bonders is being enhanced in accordance with a specific continuous improvement plan, the Company is simultaneously developing the series 8000 family of next generation wire bonders, the first models of which are expected to be introduced in the second half of 1996. Most of the next generation equipment presently being developed by the Company is expected to be based on modular, interchangeable subsystems, including the 8000 control platform, which management believes will promote more efficient and cost-effective manufacturing operations, lower inventory levels, improved field service capabilities and shorter product development cycles, which will allow the Company to introduce new products more quickly.

  The Company's net expenditures for research and development totaled approximately $13.9 million, $15.9 million, $21.3 million and $21.0 million during the fiscal years ended September 30, 1992, 1993 and 1994 and the nine-month period ended June 30, 1995, respectively. The Company receives funding from certain customers and government agencies pursuant to contracts or other arrangements for the performance of specified research and development activities. Such amounts are recognized as a reduction of research and development expense when specified activities have been performed. During the fiscal years ended September 30, 1992, 1993 and 1994 and the nine-month period ended June 30,

1995, such funding totaled approximately $720,000, $1.0 million, $2.0 million and $1.9 million, respectively.

COMPETITION

  The semiconductor equipment and semiconductor materials industries are intensely competitive. Significant competitive factors in the semiconductor equipment market include process capability and repeatability, quality and flexibility, and cost of ownership, including throughput, reliability and automation, customer support and price. The Company's major equipment competitors include Shinkawa and Kaijo in wire bonders; ESEC, Nichiden, ASM Pacific Technology and Alphasem in die bonders; and Disco Corporation in dicing saws. Competitive factors in the semiconductor expendable tools and materials industry include price, delivery and quality. Significant competitors in the expendable tools line include Gaiser Tool Co. and Small Precision Tools, Inc. In the bonding wire market, significant competitors include Tanaka Electronic Industries and Sumitomo Metal Mining.

  In each of the markets it serves, the Company faces competition and the threat of competition from established competitors and potential new entrants, some of which may have greater financial, engineering, manufacturing and marketing resources than the Company. Some of these competitors are Japanese companies that have had and may continue to have an advantage over the Company in supplying products to Japan-based companies due to their preferences to purchase equipment from Japanese suppliers. The Company expects its competitors to continue to improve the performance of their current products and to introduce new products with improved price and performance characteristics. New product introductions by the Company's competitors or by new market entrants could cause a decline in sales or loss of market acceptance of the Company's existing products. If a particular semiconductor manufacturer or subcontract assembler selects a competitor's product for a particular assembly operation, the Company may experience difficulty in selling a product to that company for a significant period of time. Increased competitive pressure could also lead to intensified price-based competition, resulting in lower prices which could adversely affect the Company's business, financial condition and operating results. The Company believes that to remain competitive it must invest significant financial resources in new product development and expand its customer service and support worldwide. There can be no assurance that the Company will be able to compete successfully in the future. See "Risk Factors -- Intense Competition."

INTELLECTUAL PROPERTY

  The Company has a strategy of seeking patents on inventions governing new products and processes developed as part of its ongoing research, engineering and manufacturing activities. The Company currently holds a number of United States patents some of which have foreign counterparts. The Company believes that the duration of its patents generally exceeds the life cycles of the technologies disclosed and claimed therein. Although the patents it holds and may obtain in the future may be of value, the Company believes that its success will depend primarily on its engineering, manufacturing, marketing and service skills.

  The Company also believes that much of its important technology resides in its proprietary software and trade secrets. Insofar as the Company relies on trade secrets and unpatented knowledge, including software, to maintain its competitive position, there is no assurance that others may not independently develop similar technologies. In addition, although the Company executes non-disclosure and non-competition agreements with certain of its employees, customers, consultants, selected vendors and others, there is no assurance that such secrecy obligations will not be breached.

  Certain of the Company's customers have received notices of infringement from two separate parties, Harold S. Hemstreet and Jerome H. Lemelson, alleging that equipment supplied by the Company, and processes performed by such equipment, infringe on patents held by them. The Company's product warranties generally provide customers with indemnification for damages sustained by a customer as a consequence of patent infringement claims arising out of use of the Company's products and obligate the Company to defend such claims. As a consequence, the Company could be required to reimburse its customers for certain damages resulting from these matters and to defend its customers in patent infringement suits. To the Company's knowledge, no actions have been initiated or threatened directly against the Company in connection with these matters, although certain customers have requested that the Company defend them and indemnify them against possible claims based on their use of equipment supplied by the Company. A number of the Company's customers have actually been sued, and the Company understands that certain of them have settled such suits but have not sought any contribution from the Company. The Company believes that no equipment marketed by the Company, and no process performed by such equipment, infringe on the patents in question and does not believe that such matters will have a material adverse effect on its financial condition or operating results. However, the ultimate outcome of any infringement claim affecting the Company is uncertain and there can be no assurances that the resolution of these matters will not have a material adverse effect on the Company's business, financial condition or operating results. See "Risk Factors --
 Intellectual Property Protection; Notices of Alleged Patent Infringement."

EMPLOYEES

  At June 30, 1995, K&S had 1,513 permanent employees, 65 temporary employees and 128 contract employees worldwide. In addition, at June 30, 1995, AFW had 281 employees. The only Company employees represented by a labor union are AFW's employees in Singapore. K&S considers its employee relations to be good.

FACILITIES

  The Company's major facilities are described in the table below:

                                                                                     LEASE
                                                              PRODUCTS               EXPIRATION
 FACILITY        APPROXIMATE SIZE   FUNCTION                  MANUFACTURED           DATE
 --------        ----------------   --------                  ------------           ----------
 Willow Grove,  214,000 sq. ft. (1) Corporate headquarters,   Wire bonders, die      N/A
  Pennsylvania                      manufacturing,            bonders and TAB
                                    technology center, sales  bonders
                                    and service
 Haifa, Israel   43,000 sq. ft. (2) Manufacturing,            Manual wire bonders,   April 2002
                                    technology center         dicing saws and
                                                              automatic multi-
                                                              process assembly
                                                              systems
 Haifa, Israel   26,000 sq. ft. (2) Manufacturing, Micro-     Capillaries, wedges    March 1999
                                    Swiss operations          and die collets
 Hong Kong       16,000 sq. ft. (3) Sales and service                                September, 1996
 Tokyo, Japan    10,667 sq. ft. (2) Technology center, sales                         November 1995/
                                    and service                                      July 1996
 Singapore       22,942 sq. ft. (2) Manufacturing, AFW        Bonding wire           March 1997/
                                    operations                                       November 1995
 Selma, Alabama  25,629 sq. ft. (2) Manufacturing, AFW        Bonding wire           October 2017
                                    operations
 Zurich,         15,123 sq. ft. (2) Manufacturing, AFW        Bonding wire           (4)
  Switzerland                       operations

--------
(1) Owned.
(2) Leased.
(3) Part owned and part leased.

(4) Cancellable semi-annually upon six months' notice.

  The Company is planning to expand its Willow Grove, Pennsylvania facilities and is constructing a manufacturing facility in Yokneam, Israel for its Micro-Swiss operations. Construction of this latter facility is expected to be completed in the fall of 1996. Upon completion, the lease of Micro-Swiss' manufacturing facility in Haifa will be terminated. The Company is also planning to relocate AFW's Singapore facilities. The Company also rents space for sales and service offices in Santa Clara, California; Mesa, Arizona; Zug, Switzerland; Korea; Taiwan; and Singapore. The Company believes that its facilities are generally in good condition.

                                  MANAGEMENT

  The following table sets forth information regarding the directors and executive officers of the Company.

NAME                     AGE       POSITION
----                     ---       --------
C. Scott Kulicke          46       Chairman of the Board of Directors and
                                    Chief Executive Officer
James W. Bagley           56       Director
Frederick W. Kulicke,     77       Director
 Jr.
John A. O'Steen           51       Director
Allison F. Page           72       Director
MacDonell Roehm, Jr.      56       Director
C. William Zadel          52       Director
Morton K. Perchick        58       Executive Vice President
Clifford G. Sprague       51       Senior Vice President and Chief Financial Officer
Moshe Jacobi              53       Senior Vice President, Expendable Tools and Materials
Asuri Raghavan            42       Senior Vice President, Marketing
Cary H. Baskin            45       Vice President, Die Bonder Business
Mark H. Heeter            48       Vice President, Human Resources
Shlomo Oren               49       Vice President and Managing Director of
                                    Kulicke and Soffa (Israel) Ltd.
R. Kelly Payne            35       Vice President and President of AFW
Charles Salmons           40       Vice President, Operations
Teruhiko Sawachi          52       Vice President and President of Kulicke
                                    and Soffa (Japan) Ltd.
Walter Von Seggern        55       Vice President, Engineering and Technology
Michael A. Wolf           50       Vice President, Sales

  C. Scott Kulicke has been Chief Executive Officer since 1979 and Chairman of the Board since 1984. Prior to that he held a number of executive positions with the Company. Mr. Kulicke is the son of Frederick W. Kulicke, Jr., a member of the Board of Directors.

  James W. Bagley has been a director of the Company since 1993. He is the Vice Chairman of the Board of Directors of Applied Materials, the largest supplier of wafer fabrication systems to the semiconductor industry. Prior to joining Applied Materials, Inc. in 1981, Mr. Bagley was with Texas Instruments Incorporated for more than 15 years. Mr. Bagley also serves on the board of directors of Megatest Corporation, Tencor Instruments and Extraction Systems, Inc.

  Frederick W. Kulicke, Jr. co-founded the Company in 1951, served as its Chief Executive Officer until his retirement in 1979 and has been a director since 1956.

  John A. O'Steen has been a director of the Company since 1988 and is Chairman and Chief Executive Officer of Cinmar L.P., a mail order catalog company. Prior to joining Cinmar in 1991, he was President, Chief Executive Officer and a director of Cincinnati Microwave, Inc., a manufacturer of electronic products.

  Allison F. Page, a director of the Company since 1962, is a retired partner of the Philadelphia law firm of Pepper, Hamilton & Scheetz.

  MacDonell Roehm, Jr. has been a director of the Company since 1984 and has been Chairman, President and Chief Executive Officer of Bill's Dollar Stores, Inc. since 1994. Prior to that, he served for approximately nine years as Managing Director of AEA Investors, Inc., a private investment firm.

  C. William Zadel, a director of the Company since 1989, is the President and Chief Executive Officer of Ciba-Corning Diagnostics Corp., a manufacturer and distributor of medical diagnostic products, of which he has been an executive officer for more than five years.

  Morton K. Perchick joined the Company in 1980 and has served in various executive positions, most recently as Senior Vice President, prior to his being appointed Executive Vice President in July 1995.

  Clifford G. Sprague joined the Company in March 1989 as Vice President and Chief Financial Officer and was promoted to Senior Vice President in 1990. Prior to joining the Company, he served for more than five years as Vice President and Controller of the Oilfield Equipment Group of NL Industries, Inc., an oilfield equipment and service company.

  Moshe Jacobi has served as the Company's Senior Vice President, Expendable Tools and Materials since July 1995. Prior to that, he had served as Vice President of the Company and Managing Director of Micro-Swiss Ltd., a wholly-owned subsidiary of the Company since November 1992. He was Division Director and General Manager of the Micro-Swiss Division from July to November 1992, and, from August 1986 to July 1992, he was Deputy Managing Director of Kulicke and Soffa (Israel) Ltd., a wholly-owned subsidiary of the Company.

  Asuri Raghavan was promoted to Senior Vice President, Marketing in July 1995, having served as Vice President of the Wire Bonder Business since December 1993. Prior to that, he served as Vice President, Strategic Development from June 1991 to 1993, and in various other management capacities since joining the Company in 1980, except for the period from December 1985 until November 1987 when he was Director, Research and Technology of American Optical.

  Cary H. Baskin joined the Company in 1992 and since February 1995 he has served as Vice President, Die Bonding Business. Prior to such time, Mr. Baskin served as director of corporate marketing and, before that, director of product marketing for the Company's ball bonding and TAB business. Formerly, Mr. Baskin held senior marketing positions with Mars Electronics and Checkpoint Systems.

  Mark H. Heeter was appointed Vice President, Human Resources in July 1995. Prior to that, he was Vice President of Human Resources of The Dispatch Printing Company from 1993 to 1994. From 1987 to 1993, Mr. Heeter was Director of Human Resources of Checkers, Simon and Rosner, a public accounting and business services firm.

  Shlomo Oren joined the Company in 1980 and has served as a Vice President of the Company since 1991 and has been Managing Director of Kulicke and Soffa (Israel), Ltd. since January 1993. Prior to January 1993, he served as Vice President of Marketing of the Company, Director, Microelectronic Business Division of the Company, and Deputy Managing Director, Marketing, Kulicke and Soffa (Israel).

  R. Kelly Payne was elected a Vice President of the Company in October 1995 following the Company's acquisition of Circle "S" and AFW. Prior to joining the Company, he had served since 1989 in various executive capacities with AFW and American Fine Wire, Ltd., its Singapore-based subsidiary. He became President and Chief Executive Officer of AFW in January 1994.

  Charles Salmons joined the Company in 1978 and became Vice President, Operations in September 1994. Prior to that, he served as Vice President of Manufacturing, Director of Operations, Director of Production and Manager of Production.

  Teruhiko Sawachi joined the Company in December 1991 as Vice President of the Company and President of Kulicke & Soffa (Japan) Ltd. Prior to that, he was Representative Director of Senco Japan Ltd., a division of Senco Products, Inc., from November 1987 to December 1991.

  Walter Von Seggern joined the Company in September 1992 as Vice President of Engineering and Technology. From April 1988 to April 1992, he worked for M/A-Com, Inc. He was General Manager of M/A-Com's ANZAC, RGH and Eurotec Divisions from 1990 to 1992 and from 1988 to 1990, he was General Manager of M/A-Com's Radar Products Division.

  Michael A. Wolf was appointed Vice President, Sales in February 1995, having served as Director of Sales since 1993. He came to K&S from Proconics International, Inc., Boston, Massachusetts, where he served as vice president of sales and marketing, and has more than 25 years of experience within the semiconductor manufacturing industry in various marketing, sales and sales management positions.

  In connection with the AFW Acquisition, the Company agreed to elect Larry D. Striplin, Jr., the Chairman and largest stockholder of Circle "S" (the parent corporation of AFW), as a director of the Company, and it is anticipated that he will be so elected shortly following consummation of the sale of the Common Stock being offered hereby and, subject to reelection by the stockholders of the Company, that he will continue to serve for a period of at least five years.

                              SELLING SHAREHOLDER

  Of the 2,600,000 shares of Common Stock offered hereby, 100,000 shares are being offered by C. Scott Kulicke, Chairman and Chief Executive Officer of the Company, and his spouse. Mr. Kulicke and his spouse beneficially own 585,660 shares (or approximately 3.0% of the outstanding Common Stock), including 108,160 shares purchasable under options held by Mr. Kulicke, which currently are purchasable or will become purchasable on or before December 31, 1995 under vested stock options granted under the Company's stock option plans. In addition, Mr. Kulicke holds options to purchase an additional 89,380 shares subject to subsequent vesting under such plans. Following consummation of this Offering, beneficial ownership of Common Stock by Mr. Kulicke and his spouse will be reduced by 100,000 shares to approximately 2.2% of the outstanding Common Stock (or by 115,000 shares to approximately 2.1% of the outstanding Common Stock if the Underwriters' over-allotment option is exercised in full).

                         DESCRIPTION OF CAPITAL STOCK

  The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, without par value, and 5,000,000 shares of preferred stock, without par value. As of October 24, 1995, 19,312,210 shares of Common Stock and no shares of preferred stock were outstanding. The following description of the capital stock of the Company is qualified in its entirety by reference to the Company's Articles of Incorporation and By-laws, each as amended, previously filed with the Commission and incorporated by reference herein.

  The holders of the Common Stock are entitled to one vote per share for each share held of record on all matters submitted to a vote of shareholders. Subject to preferential rights with respect to any series of preferred stock that may be issued, holders of the Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors on the Common Stock out of funds legally available therefor and, in the event of a liquidation, dissolution or winding-up of the affairs of the Company, are entitled to share equally and ratably in all remaining assets and funds of the Company. In the election of directors, the holders of the Common Stock may multiply the number of votes the shareholder is entitled to cast by the total number of directors to be elected at a meeting of shareholders and cast the whole number of votes for one candidate or distribute them among some or all candidates. The holders of the Common Stock have no preemptive rights or rights to convert shares of the Common Stock into any other securities and are not subject to future calls or assessments by the Company. All outstanding shares of the Common Stock are fully paid and nonassessable by the Company.

  The Company, by resolution of the Board of Directors and without any further vote or action by the shareholders, has the authority to issue preferred stock in one or more series and to fix from time to time the number of shares to be included in each such series and the designations, preferences, qualifications, limitations, restrictions and special or relative rights of the shares of each such series. The ability of the Company to issue preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could adversely affect the voting power of the holders of the Common Stock and could have the effect of making it more difficult for a person to acquire, or of discouraging a person from acquiring, control of the Company. The Company has no present plans to issue any of the preferred stock.

  Certain provisions of the Company's Articles of Incorporation and By-laws and Pennsylvania law may discourage certain transactions involving a change in control of the Company. For example, the Company's Articles of Incorporation and By-laws contain provisions which (i) classify the Board of Directors into four classes, with one class being elected each year, (ii) permit the Board to issue "blank check" preferred stock without shareholder approval and (iii) prohibit the Company from engaging in certain business combinations with a holder of 20% or more of the Company's voting securities without supra-majority board or shareholder approval. Further, under the Pennsylvania Business Corporation Law, because the Company's By-laws provide for a classified Board of Directors, shareholders may only remove directors for cause. These provisions and certain provisions of the Pennsylvania Business Corporation Law could have the effect of delaying, deferring or preventing a change in control of the Company and may adversely affect the voting and other rights of holders of Common Stock.

  Mellon Bank, National Association is the transfer agent and registrar for the Company's Common Stock with offices in Ridgefield Park, New Jersey.

                                 UNDERWRITING

  Montgomery Securities and PaineWebber Incorporated (the "Underwriters") have agreed, subject to the terms and conditions contained in the Underwriting Agreement, to purchase from the Company and the Selling Shareholder the number of shares of Common Stock as indicated below opposite their respective names at the public offering price less the underwriting discount set forth on the cover page of this Prospectus. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters are committed to purchase all of such shares if any are purchased.

                                                                      NUMBER OF
   UNDERWRITERS                                                        SHARES
   ------------                                                       ---------
   Montgomery Securities.............................................
   PaineWebber Incorporated..........................................
                                                                         ---
     Total...........................................................
                                                                         ===

  The Underwriters have advised the Company that they propose initially to offer the Common Stock to the public on the terms set forth on the cover page of this Prospectus. The Underwriters may allow to selected dealers a
concession of not more than $     per share, and the Underwriters may allow,
and such dealers may reallow, a concession of not more than $     per share to
certain other dealers. After the shares of Common Stock are released for sale to the public, the offering price and other selling terms may be changed by the Underwriters. The Common Stock is offered subject to receipt and acceptance by the Underwriters, and to certain other conditions, including the right to reject orders in whole or in part.

  The Company and the Selling Shareholder proportionately have granted an option to the Underwriters, exercisable during the 30-day period after the date of this Prospectus, to purchase up to a maximum aggregate of 390,000 additional shares of Common Stock to cover over-allotments, if any, at the same price per share as the initial 2,600,000 shares to be purchased by the Underwriters. To the extent that the Underwriters exercise this option, the Underwriters will be committed, subject to certain conditions, to purchase such additional shares in approximately the same proportion as set forth in the above table. The Underwriters may purchase such shares only to cover over-allotments made in connection with this Offering.

  The Underwriting Agreement provides that the Company and the Selling Shareholder will indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or will contribute to payments the Underwriters may be required to make in respect thereof.

  Each individual executive officer and director of the Company has agreed that for a period of 75 days after the date of this Prospectus, he will not, without the prior consent of Montgomery Securities, offer for sale, sell, transfer or otherwise dispose of any shares of Common Stock of the Company. In addition, the Company has agreed that, for a period of 90 days after the date of this Prospectus, it will not, without the prior written consent of Montgomery Securities, directly or indirectly issue, offer to sell, sell, distribute or otherwise dispose of any shares of its Common Stock or securities convertible into or exchangeable for its Common Stock or other equity security, except pursuant to outstanding options or pursuant to the Company's current stock option and employee benefit plans.

  In connection with the AFW Acquisition, Montgomery Securities rendered their opinion to the Board of Directors of K&S that the acquisition was fair to K&S and its shareholders from a financial point of view. For its services in rendering such opinion, Montgomery Securities received from the Company a $300,000 fee plus expenses.

  In connection with this offering, the Underwriters and selling group members have engaged in passive market making transactions in the Common Stock on the Nasdaq National Market in accordance with Rule 10b-6A under the Exchange Act. Passive market making consists of displaying bids on the Nasdaq National Market that are limited by the bid prices of independent market makers and completing purchases in response to order flow at prices limited by such bids. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the Common Stock during a specified prior period. Purchases by the passive market maker must be discontinued for any day on which such limit is reached. Passive market making may stabilize the market price of the Common Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

  The validity of the issuance of the Common Stock offered hereby will be passed upon by Drinker Biddle & Reath, Philadelphia, Pennsylvania, counsel for the Company. Certain legal matters will be passed upon for the Underwriters by Wilson, Sonsini, Goodrich & Rosati, Professional Corporation, Palo Alto, California.

                                    EXPERTS

  The Consolidated Financial Statements of the Company as of September 30, 1993 and 1994 and for each of the three fiscal years ended September 30, 1994 incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended September 30, 1994 (and the Company's Current Report on Form 8-K dated September 14, 1995), except as they relate to Kulicke and Soffa (Israel) Ltd., a wholly-owned subsidiary of the Company, have been audited by Price Waterhouse LLP, independent accountants, and, insofar as they relate to Kulicke and Soffa (Israel) Ltd., have been audited by Luboshitz, Kasierer & Co., independent accountants, as set forth in their respective reports thereon incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance on the reports of such independent accountants given on the authority of such firms as experts in accounting and auditing.

  The consolidated financial statements of Circle "S" Industries, Inc. and subsidiaries as of December 31, 1993 and 1994 and for each of the three years ended December 31, 1994, incorporated in this Prospectus by reference from the Kulicke and Soffa Industries, Inc. Current Report on Form 8-K dated September 14, 1995 (as amended by a Form 8-K/A filed October 27, 1995), have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference and have been so incorporated in reliance upon the report of such firm given their authority as experts in accounting and auditing.

[photo of wedge]             [photo of Pick-up Tool]        [photo of capillary]

                                            Pick-up Tool
                                            Used to Handle
                                            Individual Die

                                                               Capillary Used to
                                                               Feed Wire Through
                                                               Ball Bonders
Wedge Used to
Feed Wire Through
Wedge Bonders


EXPENDABLE TOOLS AND MATERIALS

Kulicke and Soffa currently offers a range of expendable tools and materials to semiconductor device assemblers which it sells under the brand names American Fine Wire and Micro-Swiss. The Micro-Swiss family of expendable tools includes die collets, capillaries and wedges. Die collets are used to pick up, place and bond the die to the package on which it is mounted during die bonding. Capillaries and wedges are used to feed out, attach and cut wires used in wire bonding. American Fine Wire is a leading supplier of very fine (typically 0.001 inches in diameter) gold and aluminum wire used in the wire bonding process. AFW produces wire to a wide range of specifications, which can satisfy many wire bonding applications.

                                                              [photo of spool of
                                                               aluminum wire]
[photo of spool of
 gold wire]
                                                           Aluminum Bonding Wire

Gold Bonding Wire



           [K&S LOGO APPEARS HERE]   MICRO-SWISS
                                     Bonding, Dicing Tools
                                     and Production Accessories

______________________________AMERICAN FINE WIRE________________________________
__________________________________CORPORATION___________________________________

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

 No dealer, sales representative or any other person has been authorized to give any information or to make any representations in connection with this offering other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been au-thorized by the Company, the Selling Shareholder or the Underwriters. This Prospectus does not constitute an offer to sell or a solicitation of any offer to buy any securities other than the shares of Common Stock to which it re-lates or an offer to, or a solicitation of, any person in any jurisdiction where such an offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company or that information contained herein is correct as of any time subse-quent to the date hereof.

                              ------------------

                               TABLE OF CONTENTS

                              ------------------

                                                                          Page
                                                                          ----
Additional Information...................................................   2
Incorporation by Reference...............................................   2
Prospectus Summary.......................................................   3
Risk Factors.............................................................   5
Use of Proceeds..........................................................  12
Price Range of Common Stock..............................................  13
Dividend Policy..........................................................  13
Capitalization...........................................................  14
Acquisition of AFW.......................................................  15
Selected Consolidated Financial Data.....................................  16
Unaudited Pro Forma Financial Information................................  18
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  21
Business.................................................................  30
Management...............................................................  39
Selling Shareholder......................................................  42
Description of Capital Stock.............................................  42
Underwriting.............................................................  44
Legal Matters............................................................  45
Experts..................................................................  45

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               2,600,000 SHARES

                    [LOGO OF KULICKE & SOFFA APPEARS HERE]


                                 COMMON STOCK

                                  -----------

                                  PROSPECTUS

                                  -----------

                             Montgomery Securities

                           PaineWebber Incorporated

                                      , 1995

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following table sets forth the costs and expenses of the sale and distribution of the securities being registered, substantially all of which are being borne by the Company and the remainder of which will be borne by the Selling Shareholder. All of such expenses are estimates, except the SEC registration fee, NASD filing fee and Nasdaq listing fee.

     SEC registration fee............................................. $  1,666
     NASD filing fee..................................................   13,058
     Nasdaq National Market listing fee...............................   17,500
     Legal fees and expenses..........................................  160,000
     Accounting fees and expenses.....................................  100,000
     Printing expenses................................................  125,000
     Blue Sky fees and expenses.......................................   15,000
     Transfer Agent and Registrar fees and expenses...................   15,000
     Miscellaneous Expenses...........................................   52,776
                                                                       --------
       Total.......................................................... $500,000
                                                                       ========

* Excludes $13,561 that was paid with the original filing of this Registration Statement.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  The Company's By-laws require the Company to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed proceeding by reason of the fact that he or she is or was a director or officer of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the Company, and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. Such indemnification as to expenses is mandatory to the extent the individual is successful on the merits or otherwise in defense of the matter or in defense of any claim, issue or matters therein. In addition, Pennsylvania law permits the Company to provide similar indemnification to employees and agents who are not directors or officers. The determination of whether an individual meets the applicable standard of conduct may be made by the disinterested directors, independent legal counsel or the shareholders. Pennsylvania law also permits indemnification in connection with a proceeding brought by or in the right of the Company to procure a judgment in its favor. Reference is made to Section 11 of the form of Underwriting Agreement filed as
Exhibit 1.1 to this Registration Statement for certain provisions relating to indemnification of the directors and certain officers of the Company. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 16. EXHIBITS.

 EXHIBIT
 NUMBER  ITEM
 ------- ----
 1.1*    Form of Underwriting Agreement.
 5*      Opinion of Drinker Biddle & Reath.
 23.1*   Consent of Price Waterhouse LLP (Independent Accountants).
 23.2*   Consent of Luboshitz, Kasierer & Co. (Independent Accountants).
 23.3*   Consent of Deloitte & Touche LLP (Independent Accountants).
 23.4*   Consent of Drinker Biddle & Reath (included in Exhibit 5).
 24+     Powers of Attorney of James W. Bagley, C. Scott Kulicke, Frederick W.
         Kulicke, Jr., John A. O'Steen, Allison F. Page, MacDonell Roehm, Jr.,
         Clifford G. Sprague and C. William Zadel.

--------

* Filed herewith.

+ Previously filed.

ITEM 17. UNDERTAKINGS.

  The undersigned registrant hereby undertakes:

  (1) That, for purposes of determining any liability under the Securities Act of 1933, as amended (the "Securities Act"), the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (3) That, insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  (4) That, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS AMENDMENT TO REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, HEREUNTO DULY AUTHORIZED IN WILLOW GROVE, COMMONWEALTH OF PENNSYLVANIA, ON THE 26TH DAY OF OCTOBER, 1995.

                                          KULICKE AND SOFFA INDUSTRIES, INC.


                                          By      /s/ C. Scott Kulicke
                                             ----------------------------------
                                              C. SCOTT KULICKE CHIEF EXECUTIVE
                                                          OFFICER

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT TO REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

              SIGNATURE                         TITLE                DATE

        /s/ C. Scott Kulicke            Chairman of the
-------------------------------------    Board, Director and     October 26,
     C. SCOTT KULICKE (PRINCIPAL         Chief Executive          1995
         EXECUTIVE OFFICER)              Officer

       /s/ Clifford G. Sprague          Senior Vice
-------------------------------------    President and Chief     October 26,
   CLIFFORD G. SPRAGUE (PRINCIPAL        Financial Officer        1995
  FINANCIAL AND ACCOUNTING OFFICER)

                  *                     Director
-------------------------------------                            October 26,
           JAMES W. BAGLEY                                        1995

                  *                     Director
-------------------------------------                            October 26,
      FREDERICK W. KULICKE, JR.                                   1995

                  *                     Director
-------------------------------------                            October 26,
           JOHN A. O'STEEN                                        1995

                  *                     Director
-------------------------------------                            October 26,
           ALLISON F. PAGE                                        1995

                  *                     Director
-------------------------------------                            October 26,
        MACDONELL ROEHM, JR.                                      1995

                  *                     Director
-------------------------------------                            October 26,
          C. WILLIAM ZADEL                                        1995

        */s/ C. Scott Kulicke
-------------------------------------
          ATTORNEY-IN-FACT


                                 EXHIBIT INDEX

 EXHIBIT
 NUMBER                              EXHIBIT
 -------                             -------                              ---
   1.1   Form of Underwriting Agreement
   5.    Opinion of Drinker Biddle & Reath
  23.1   Consent of Price Waterhouse LLP (Independent Accountants)
  23.2   Consent of Luboshitz, Kasierer & Co. (Independent Accountants)
  23.3   Consent of Deloitte & Touche, LLP (Independent Accountants)
  23.4   Consent of Drinker Biddle & Reath (included in Exhibit 5)